As filed with the Securities and Exchange Commission on July 18, 2005
Registration No. 333-123864

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

WARP Technology Holdings, Inc.
(Exact name of registrant as specified in charter)

151 Railroad Avenue, Greenwich, CT 06830
Nevada	203-422-2950	88-0467845
(State or other jurisdiction of incorporation or organization)	(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(I.R.S. Employer Identification No.)

Rodney A. Bienvenu, Jr
Chairman and Chief Executive Officer
WARP Technology Holdings, Inc.
151 Railroad Avenue, Greenwich, CT 06830
203-422-2950
(Name, address including zip code, and telephone number, including area code, of agent for service)

Copies To:

Ernest C. Mysogland, Esq. Chief Legal Officer WARP Technology Holdings, Inc. 151 Railroad Avenue, Greenwich, CT 06830	R. Scott Beach, Esq. Day, Berry & Howard LLP One East Putnam Avenue Greenwich, CT 06830

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☑

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
	Amount to be	offering price	aggregate	Amount of
Title of each class of securities to be registered	registered	per unit (2)	offering price	registration fee

Common Stock, par value $0.00001	38,233,078(1)	$2.13(2)	$81,436,456.14(2)	$9,585.07*

(1)	Includes 13,993,095 shares issuable upon conversion of Series C convertible preferred stock held by certain selling stockholders, 20,474,696 shares issuable upon the exercise of outstanding warrants held by certain selling stockholders, 879,157 shares issuable in payment of dividends on outstanding shares of Series C convertible preferred stock held by certain selling stockholders, 386,130 shares issuable in payment of interest on outstanding subordinated debt held by certain selling stockholders under a Subordinated Note and Warrant Purchase Agreement as of January 31, 2005 by and among the Company and the purchasers named therein, and 2,500,000 shares issuable upon conversion of the outstanding principal amount of subordinated notes held by certain stockholders.

(2)	Estimated solely for the purposes of computing the amount of the registration fee based on the average of the high and low price of the Common Stock as reported on the OTC Bulletin Board on June 14, 2005 pursuant to Rule 457(c).

     Pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers any additional shares of Common Stock issuable upon conversion or exercise of any of the above securities or as dividends thereon by reason of stock splits, stock dividends or other anti-dilution adjustments.

*    Previously paid.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in the prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated July 18, 2005

PROSPECTUS

WARP Technology Holdings, Inc.

38,233,078 shares of Common Stock

     The Common Stock offered by this prospectus involves a high degree of risk. You should carefully consider the “Risk Factors” beginning on page 6 in determining whether to purchase the Common Stock.

     The selling stockholders identified in this prospectus are offering these shares of Common Stock. The selling stockholders may sell their shares from time to time for their own account at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

     We will not receive any of the proceeds from the resale of the shares. We agreed to bear substantially all of the expenses in connection with the registration and resale of the shares (other than selling commissions).

     For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” on page 40.

     WARP Technology’s Common Stock is quoted on the OTC Bulletin Board under the symbol WARP. On July 14, 2005, the last sale price of the Common Stock on the OTC Bulletin Board was $2.15 per share.

     A copy of our Annual Report on Form 10-KSB for the year ended June 30, 2004 and a copy of our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005 accompany this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy or accuracy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

     Prospective investors should rely only on the information contained in this prospectus or information specifically incorporated by reference in this prospectus. We have not authorized anyone to provide prospective investors with information that is different.

     Neither the delivery of this prospectus, nor any sale of the shares, shall create any implication that the information in this prospectus is correct after the date hereof.

The date of this prospectus is July 18, 2005

PROSPECTUS SUMMARY

     Our Company

     Warp Technology Holdings, Inc. (the “Company”) is a holding company whose subsidiaries operate enterprise software and information technology businesses. In addition to holding its existing subsidiaries, the Company’s strategy is to pursue acquisitions of businesses which either complement the Company’s existing businesses or expand the segments in which the Company operates.

     On January 31, 2005, the Company completed the acquisition of Gupta Technologies, LLC (together with its subsidiaries, “Gupta”). Gupta is now a wholly owned subsidiary of the Company, and Gupta’s wholly owned subsidiaries, Gupta Technologies GmbH, a German corporation, Gupta Technologies Ltd., a U.K. company, and Gupta Technologies, S.A. de C.V., a Mexican company, have become indirect subsidiaries of the Company. Currently, Gupta’s operations produce more than 90% of the Company’s revenue.

     Gupta develops, markets and supports software products that enable software programmers to create enterprise class applications, operating on either the Microsoft Windows or Linux operating systems, that are used in large and small businesses and governmental entities around the world. Gupta’s products include a popular database application and a well-known set of application development tools. The relational database product allows companies to manage data closer to the customer, where capturing and organizing information is becoming increasingly critical. This product is designed for applications being deployed in situations where there are little or no technical resources to support and administer databases or applications.

     Gupta recently released its Linux product line. Compatible with its existing Microsoft Windows -based product line, the Linux line of products will enable developers to write one application to run in both Microsoft Windows and Linux operating systems.

     Gupta has approximately 58 employees worldwide, with headquarters in California, a regional office in Munich, and sales offices in London and Paris.

     In addition to the Gupta businesses, the Company operates in the United States, Canada and the U.K. through its subsidiaries, WARP Solutions, Inc., a Delaware corporation, Warp Solutions, Ltd., a U.K. corporation, 6043577 Canada, Inc., a Canadian corporation, and Spider Software, Inc., a Canadian corporation. These subsidiaries are collectively referred to in this prospectus as “Warp Solutions.”

     Warp Solutions produce a series of application acceleration products that improve the speed and efficiency of transactions and information requests that are processed over the internet and intranet network systems. The subsidiaries’ suite of software products and technologies are designed to accelerate network applications, reduce network congestion, and reduce the cost of expensive server deployments for enterprises engaged in high volume network activities.

     As used in this prospectus, “we,” “us,” “our” and “WARP” refer to WARP Technology Holdings, Inc., a Nevada corporation, and its wholly owned (direct and indirect) subsidiaries.

     Our principal executive offices are located at 151 Railroad Avenue, Greenwich, CT 06830 and our telephone number is (203) 422-2950.

     Common Stock Offered

     We have authorized 150,000,000 shares of Common Stock, par value $0.00001 (“Common Stock”). We are registering for resale on behalf of the selling stockholders 38,233,078 shares of our Common Stock issuable from time to time to the selling stockholders under the circumstances described under the heading “Issuance of Preferred Stock and Warrants to Selling Stockholders” on page 36. The proceeds from the sale of the Common Stock offered by this prospectus are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of these shares. We may receive cash proceeds from the exercise of warrants entitling the selling stockholders to purchase 20,474,696 shares of our Common Stock at an exercise prices ranging from $1.25 per share to $4.75 per share. The Company cannot anticipate whether any warrants will be exercised. If all warrants held by the selling stockholders are exercised, we will receive up to $26,648,370 in proceeds. We anticipate that any proceeds from the exercise of warrants by the selling stockholders will be used for working capital and other general corporate purposes. Pending the application of any proceeds from the exercise of warrants, if any, by the selling stockholders, we expect to invest the proceeds in short-term, interest-bearing, investment-grade securities.

     Risk Factors

     You should carefully consider all of the information contained in this prospectus before making an investment in our Common Stock. In particular, you should consider the risk factors described under “Risk Factors” below.

SUMMARY CONSOLIDATED FINANCIAL DATA

     You should review the financial information and the consolidated financial statements of Warp included in our Annual Report filed on Form 10-KSB for the year ended June 30, 2004 and our Quarterly Report filed on Form 10-QSB for the three months ended March 31, 2005 filed on May 20, 2005. In addition, this information should be read in conjunction with the financial statements for Gupta for the years ended December 31, 2004 and 2003 included in this prospectus at page F-3 and the complete pro forma information for the Company, including notes describing various adjustments, included in this prospectus at page F-23.

RISK FACTORS

          From time to time, information provided by us or statements made by our employees may contain “forward-looking” information involving risks and uncertainties. In particular, statements contained in this prospectus or incorporated by reference into this prospectus that concern future operating results or other statements using words such as “anticipate,” “believe,” “could,” “estimate,” “intend,” “may,” “plan,” “project,” “should” or “will” constitute forward-looking statements and are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Our actual results of operations and financial condition have varied in the past and may in the future vary significantly from those stated in any forward-looking statements. Factors that may cause such differences include, without limitation, the risks, uncertainties and other information discussed below. Each of these factors, and others, are discussed from time to time in our filings with the Securities and Exchange Commission. We do not assume any obligation to update any forward-looking statement we make.

          Any investment in our Common Stock involves a high degree of risk. Prospective purchasers of the Common Stock offered by this prospectus should carefully consider the following Risk Factors in addition to the other information appearing in or incorporated by reference into this prospectus before you decide to buy the Common Stock. Additional risks and uncertainties not currently known to us or that we do not currently deem material may also become important factors that may harm our business. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer, the trading price of our Common Stock would probably decline, and you may lose all or part of the money you paid to buy our Common Stock.

Risk Factors Relating to the Company

We Have a Limited Operating History

          The Company has a limited operating history. Such limited operating history makes it more difficult to predict whether or not we will be successful in the future. Our future financial and operational success is subject to the risks, uncertainties, expenses, delays and difficulties associated with managing a new business, many of which may be beyond our control. In addition, the Company competes in a relatively new market known as the information technology market. Because this market rapidly evolves, companies competing in it may face many uncertainties. Our success will depend on many factors, including those described in this Risk Factors section.

We Have a History of Losses and May Need Additional Financing

          We have experienced operating losses, as well as net losses, for each of the years during which we have operated.

The Company has incurred recurring operating losses since its inception. As of March 31, 2005, the Company had an accumulated deficit of approximately $53,962,000 and a working capital deficiency of approximately $12,186,000 and at March 31, 2005 had insufficient capital to fund all of its obligations. These conditions raised substantial doubt about the Company’s ability to continue as a going concern. The Company’s financial statements do not include any adjustments to reflect the possible future effect of the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

          Subsequent to the end of the fiscal quarter ended December 31, 2004, the Company acquired Gupta. Based principally on the expected results of Gupta’s operations, the Company believes that no further financing will be required for the Company to continue in operation for the next twelve months.

          However, conditions may arise, including potential risks described herein, that may require the Company to raise additional funds for its working capital needs and to continue to execute the requirements of its business plan. If these conditions arise, there can be no assurance that the Company will be successful in its efforts to raise sufficient capital.

          If we achieve profitability, we cannot give any assurance that we would be able to sustain or increase profitability on a quarterly or annual basis in the future. Furthermore, the Company intends to pursue opportunities to acquire other businesses, and may need to raise capital in order to pursue such acquisitions.

          To date, the Warp Solutions business has generated only limited revenue from the sale of its products. We have incurred significant costs in connection with the development of our technologies and proposed products and there is no assurance that they will achieve sufficient revenues to offset anticipated operating costs. Although we anticipate deriving revenues from the sale of SpiderSoftware and iMimic DataReactor products, no assurance can be given that these products will be successfully marketed. Management anticipates that Warp Solutions may continue to incur losses for at least the next twelve months. Included in such former and future losses are research and development expenses, marketing costs, and general and administrative expenses. We anticipate that our losses will continue until we are able to generate sufficient revenues to support our operations in Warp Solutions. The Company is dependent on the revenues from Gupta to sustain any operating deficiencies in Warp Solutions.

          Similarly, in the future, we may not generate sufficient revenue from operations to pay our operating expenses. If we fail to generate sufficient cash from operations to pay these expenses, our management will need to identify other sources of funds. We may not be able to borrow money or issue more shares of Common Stock or Preferred Stock to meet our cash needs. Even if we can complete such transactions, they may not be on terms that are favorable or reasonable from our perspective. As a result, you may lose your entire investment.

We May Not Be Able to Borrow Funds

          There currently are no legal limitations on our ability to borrow funds to increase the amount of capital available to us to carry out our business plan. However, our limited resources and limited operating history will make it difficult to borrow funds. The amount and nature of any such borrowings would depend on numerous considerations, including our capital requirements, our perceived ability to meet debt service on any such borrowings and the then prevailing conditions in the financial markets, as well as general economic conditions. There can be no assurance that debt financing, if required or sought, would be available on terms deemed to be commercially acceptable by us and in our best interest.

          The Company’s Senior Secured Notes in the aggregate principal amount of $6,825,000 (the “Senior Debt”) matures on July 31, 2005. In the event the Company is not able to refinance this debt on or prior to that date, the Company will incur higher interest rates and may default on the debt. In the event of a default, the senior secured creditors would have the rights pursuant to their security interests in all of the Company’s assets to foreclose on such assets. In addition, any default under the senior debt would result in an event of default under the terms of the Company’s outstanding subordinated debt. In such an event, the subordinated note holders would be entitled to exercise their security interests and, pursuant to the terms of the Company’s collateral and security agreements, as well as the intercreditor agreement among the senior and subordinated lenders, the subordinated debt holders would receive the proceeds from the Company’s assets after the payment of the claims of the senior creditors. At the present time, the Company is unable to predict whether it will have any difficulty in arranging a refinancing of the Senior Debt. Even if we can complete such refinancing, the terms of such transactions may not be favorable or reasonable from our perspective. Our inability to refinance the Senior Debt, or the refinancing on unfavorable terms, may result in the loss of your entire investment.

Rapidly Changing Markets

     The markets for our products are characterized by:

-	rapidly changing technologies;

-	evolving and competing industry standards;

-	changing customer needs;

-	frequent new product introductions and enhancements;

-	increased integration with other functions; and

-	rapid product obsolescence.

          To develop new products for our target markets, we must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to expand our technical and design expertise. In addition, we must maintain close working relationships with key customers and potential customers in order to develop new products that meet their changing needs.

Rapidly Changing Technology

          The Company may not be able to identify new product opportunities successfully, develop and bring to market new products, achieve design wins or respond effectively to new technological changes or product announcements by its competitors. In addition, we may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense. Failure in any of these areas could harm our operating results.

Our Ability to Compete Successfully Will Depend, In Part, On Our Ability to Protect Our Intellectual Property Rights

          The Company relies on a combination of patent, trade secrets, copyrights, nondisclosure agreements and other contractual provisions and technical measures to protect its intellectual property rights. Policing unauthorized use of our products, however, is difficult, especially in foreign countries. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources and could harm our business, operating results and financial condition regardless of the outcome of the litigation. In addition, there can be no assurance that the courts will enforce the contractual arrangements which the Company has entered into to protect its intellectual property rights. Our operating results could be harmed by any failure to protect our intellectual property rights.

Competition

          The Company’s subsidiaries are engaged in businesses which are highly competitive and we expect significant competition for our technologies. Many of our competitors, for example, IBM, Microsoft, and Oracle (with respect to Gupta’s business) and Cisco Systems, Inc. (with respect to Warp Solutions), have been in business for a number of years, have established customer bases, are larger, and have greater financial resources than the Company. There can be no assurance as to the degree to which we will be able to successfully compete in our industry.

Development of Products

          The Company’s subsidiaries are currently developing new products, as well as new applications of existing products. There can be no assurance that we will not experience difficulties that could delay or prevent the successful development, introduction or marketing of our products, or that our new or enhanced products will adequately meet the requirements of our current or prospective customers. Any failure by the Company or its subsidiaries to successfully design, develop, test and introduce such new products, or the failure of the Company’s recently introduced products to achieve market acceptance, could prevent us from maintaining existing customer relationships, gaining new customers or expanding our markets and could have a material adverse effect on our business, financial condition and results of operations.

Dependence Upon a Small Number of Customers

          Because a small number of customer accounts are responsible for our revenues, such revenues could decline due to the loss of one of these customer accounts. An early termination by one of our customers, or the failure of a potential customer to purchase our products, could harm our financial results as it is unlikely that we would be able to rapidly replace that revenue source. Warp Solutions has few customers and has recently focused on attracting two large customers. The failure of Warp Solutions to attract one or both of these customers would have a material adverse impact on the future prospects of Warp Solutions but not the business of the Company on a consolidated basis.

We are Dependent On Key Personnel

          Our future success depends in part on the continued service of our key design engineering, sales, marketing and executive personnel and our ability to identify, recruit and retain additional personnel. At the date of this prospectus, there were four employment agreements between the Company and its executive officers.

Managing Growth and Expansion

          The Company is currently anticipating a period of growth as a result of its recent marketing and sales efforts. The resulting strain on our managerial, operational, financial and other resources could be significant. Success in managing this expansion and growth will depend, in part, upon the ability of senior management to manage effectively. Any failure to manage the anticipated growth and expansion could have a material adverse effect on our business.

We Expect to Pay No Cash Dividends

          We presently do not expect to pay cash dividends in the foreseeable future. The payment of cash dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements, and general financial condition. The payment of any cash dividends will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, to implement our business plan, accordingly, we do not anticipate the declaration of any cash dividends in the foreseeable future.

Indemnification of Officers and Directors

          Our Articles of Incorporation provide for the indemnification of our officers and directors to the fullest extent permitted by the laws of the State of Nevada and the federal securities laws. It is possible that the indemnification obligations imposed under these provisions could result in a charge against our earnings and thereby affect the availability of funds for other uses.

Our Company Is Subject to Certain Legal Proceedings Which Could Be Material

          On May 6, 2005, the Company received notice of a demand for arbitration before the American Arbitration Association from attorneys representing Michael Liss, a former employee of the Company who had the title Chief Operating Officer. Mr. Liss disputes the circumstances surrounding the termination of his employment and claims that he is entitled to severance benefits, other compensation and damages totaling approximately $187,000 in addition to attorneys fees and statutory damages. The Company believes that Mr. Liss’s claim is without merit and intends to vigorously defend itself. However, there is no assurance that the Company will prevail in this proceeding. In the event that the Company loses this matter, and the arbitrator awards Mr. Liss all claimed damages, such a result could have a material adverse effect on the Company.

Our Common Stock Is Subject To “Penny Stock” Restrictions Under Federal Securities Laws, Which Could Reduce The Liquidity Of Our Common Stock

          The Securities and Exchange Commission has adopted regulations, which generally define penny stocks to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. On March 31, 2005, the closing price for our Common Stock, as quoted on the OTC Bulletin Board, was $2.50 per share and therefore, our Common Stock is designated a “Penny Stock.” As a penny stock, our Common Stock may become subject to Rule 15g-9 under the Exchange Act or the Penny Stock Rules. These rules include, but are not limited to, Rules 3a5l-l, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6 and 15g-7 under the Securities Exchange Act of 1934, as amended. These rules impose additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

          The rules may further affect the ability of owners of our shares to sell their securities in any market that may develop for them. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

          For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

          The penny stock restrictions will no longer apply to our Common Stock if we become listed on a national exchange. In any event, even if our Common Stock were exempt from the penny stock restrictions, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the Securities and Exchange Commission the authority to restrict any person from participating in a distribution of penny stock, if the Securities and Exchange Commission finds that such a restriction would be in the public interest.

Risk Factors Related to Acquisition Strategy

Growth and Acquisition Risks

          One of the Company’s primary strategies is to pursue the acquisition of other companies or assets that either complement or expand its existing business. The Company completed the acquisition of Gupta in January 2005. The Company has also had preliminary acquisition discussions with, or has evaluated the potential acquisition of, several other companies. However, the Company is unable to predict the likelihood or timing of a material acquisition being completed in the future. If the Company proceeds with an acquisition for cash, the Company may use a portion or all of the proceeds the Company receives from the exercise of warrants to consummate such transaction. See “Use of Proceeds.” The Company may also seek to finance any such acquisition through additional debt or equity financings.

          The Company anticipates that one or more potential acquisition opportunities, including those that would be material, may become available in the near future. If and when appropriate acquisition opportunities become available, the Company intends to pursue them actively. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional companies or successfully integrate such additional companies into its operations without substantial costs, delays or other problems. In addition, there can be no assurance that any companies acquired will be profitable at the time of their acquisition or will achieve sales and profitability that justify the investment therein. Acquisitions may involve a number of special risks, including adverse effects on the Company’s reported operating results, diversion of management’s attention, dependence on retention and hiring of key personnel, risks associated with unanticipated problems or legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company’s operations and financial performance. The expansion of the Company’s operations, whether through acquisitions or internal growth, may place substantial burdens on the Company’s management resources and financial controls. There is no assurance that the increasing burdens on the Company’s management resources and financial controls will not have an adverse effect on the Company’s operations.

We May Not Be Able To Finance Future Acquisitions

          We seek to use shares of our Common Stock to finance a portion of the consideration for acquisitions. If our Common Stock does not maintain a sufficient market value or the owners of businesses we may seek to acquire are otherwise unwilling to accept shares of Common Stock as part of the consideration for the sale of their businesses, we may be required to use more of our cash resources in order to implement our acquisition strategy. If we have insufficient cash resources, our ability to pursue acquisitions could be limited unless we are able to obtain additional funds through debt or equity financing. Our ability to obtain debt financing may be constrained by existing or future loan covenants, the satisfaction of which may be dependent upon our ability to raise additional equity capital through either offerings for cash or the issuance of stock as consideration for acquisitions. We cannot assure you that our cash resources will be sufficient, or that other financing will be available on terms we find acceptable. If we are unable to obtain sufficient financing, we may be unable to implement fully our acquisition strategy.

Additional Risk Factors Related to Gupta’s Business

Gupta’s Financial Results May Vary Significantly from Quarter to Quarter

          Gupta’s operating results have varied significantly from quarter to quarter at times in the past and may continue to vary significantly from quarter to quarter in the future due to a variety of factors. Because Gupta’s financial results are a significant portion of the Company’s revenue, this fluctuation could impact the Company’s financial results. Many of these factors are outside of our control. These factors include:

•	fluctuations in demand for Gupta’s products, upgrades to Gupta’s products, or services;

•	fluctuations in the demand for and deployment of client/server applications in which Gupta’s SQLBase products are designed to be embedded;

•	fluctuations in demand for Gupta’s products due to the potential deteriorating economic conditions of Gupta’s customer base;

•	seasonality of purchases and the timing of product sales and shipments;

•	unexpected delays in introducing new products and services or improvements to existing products and services;

•	new product releases, licensing models or pricing policies by Gupta’s competitors;

•	acquisitions or mergers involving Gupta’s competitors or customers;

•	impact of changes to Gupta’s product distribution strategy and pricing policies;

•	lack of order backlog;

•	loss of a significant customer or distributor;

•	changes in purchasing and/or payment practices by Gupta’s distributors or other customers;

•	a reduction in the number of independent software vendors, or ISVs, who embed Gupta’s products or value-added resellers, or VARs, who sell and deploy Gupta’s products;

•	changes in the mix of domestic and international sales;

•	impact of changes to Gupta’s geographic investment levels and business models;

•	gains or losses associated with discontinued operations; and

•	changes in Gupta’s business plan or strategy.

          Gupta’s revenue growth and profitability depend on the overall demand for Gupta’s products and services, which in turn depends on general economic and business conditions. The nature and extent of the effect of the current economic climate on Gupta’s ability to sell its products and services is uncertain. A softening of demand for Gupta’s products and services caused by weakening of the economy may result in decreased revenues or lower growth rates. There can be no assurance that we will be able to effectively promote revenue growth rates in all economic conditions.

          Significant portions of Gupta’s expenses are not variable in the short term and cannot be quickly reduced to respond to decreases in revenues. Therefore, if Gupta’s revenues are below expectations, Gupta’s operating results are likely to be adversely and disproportionately affected. In addition, Gupta may change its prices, modify its distribution strategy and policies, accelerate its investment in research and development, sales or marketing efforts in response to competitive pressures or pursue new market opportunities. Any one of these activities may further limit Gupta’s ability to adjust spending in response to revenue fluctuations.

Seasonality May Contribute to Fluctuations in Gupta’s Quarterly Operating Results

          Gupta’s business has experienced seasonal customer buying patterns. In recent years, Gupta has generally experienced relatively weaker demand in the quarters ending June 30 and September 30. We believe that this pattern may continue.

Gupta Currently Operates Without a Backlog

          Gupta generally operates with virtually no order backlog because Gupta’s software products are shipped and revenue is recognized shortly after orders are received. This lack of backlog makes product revenues in any quarter substantially dependent on orders booked and shipped throughout that quarter.

Our Efforts to Develop and Maintain Brand Awareness of Gupta Products May Not be Successful

          Brand awareness is important given competition in the general database and application development tools market. We are aware of other companies that use the “Gupta” name or Gupta product names in order to promote their competing products and services, including but not limited to services to port Gupta’s customers’ applications to other database’s and/or programming languages or development suites. We expect that it may be difficult or impossible to prevent third-party usage of the Gupta name and products names and variations of these names for competing goods and services. Competitors or others who use marks similar to Gupta brand names may cause confusion among actual and potential customers, which could prevent Gupta from achieving significant brand recognition. If we fail to promote and maintain the Gupta brand or incur significant related expenses, Gupta’s business, operating results and financial condition could be materially adversely affected.

Gupta Must Succeed in the Cross Platform Application Development Market if it is to Realize the Expected Benefits of its Linux Development

          Gupta’s long-term strategic plan depends upon the successful development and introduction of products and solutions that address the needs of cross platform development of applications targeting both Microsoft Windows and Linux operating systems. In order for Gupta to succeed in these markets, it must implement strategies and products to ensure single-source code line compatibility on both platforms and provide a Web services model that is capable of consuming both J2EE and .Net Web services consistently on both the Microsoft Windows and Linux platforms. This will require focusing a significant portion of Gupta’s resources on product development.

          The challenges involved include the following:

•	coordinating software development operations in a rapid and efficient manner to ensure timely release of products to market;

•	combining product offerings and support services quickly and effectively;

•	successfully managing difficulties associated with transitioning current customers to new technologies;

•	demonstrating to Gupta customers the new technology will provide greater integration throughout the enterprise; and

•	retaining key alliances.

In addition, Gupta’s success in these markets will depend on several factors, many of which are outside Gupta’s control including:

•	General adoption of Web services as the preferred method of integrating data and applications and

•	Gupta’s ability to position itself as a premier provider of cross platform application development tools for integrating enterprise data and information.

          If we are unable to succeed in this market, Gupta’s business may be harmed and we may be prevented from realizing the anticipated benefits of Gupta’s cross platform strategy.

Gupta May Face Problems in Connection With Contractual or Licensing Arrangements

          Since January 2002, Gupta has been a party to an offshore development, consulting, and services agreement with Offshore Digital Services Inc., DBA Sonata, an outsourcing company based in Bangalore, India. Pursuant to the agreement, Sonata provides quality assurance testing and certain enhancements to Gupta’s products. Gupta’s product development plans are dependent on maintaining similar arrangements in the future. There is no assurance that such contractual arrangements will continue to be available on economically beneficial terms.

          In September 2004, Gupta licensed technology from and entered into a services agreement with CodeWeavers, Inc., a software development company based in Minnesota that provides services pertaining to the open source software project known as The Wine Project. The licensed technology and services enable Gupta’s Team Developer and Report Builder software products to run on Linux under CodeWeavers’ CrossOver software. Gupta’s enhanced products, Team Developer and Report Builder, were launched in January 2005. We cannot be certain that the market acceptance or demand for these new products will meet our expectations.

          In December 2004, Gupta licensed technology from Trolltech, Inc., a software development company based in California that provides a proprietary application development framework. Gupta is using the Qt product for the purpose of designing, developing, testing and deployment of Gupta’s Team Developer family of software products which includes (i) Team Developer IDE, (ii) Report Builder, and (iii) Web Application Server (“TD Product Suite”). The licensed technology and services enable Gupta’s TD Product Suite products to support UNICODE and provide a number of new and updated graphical user interface objects. We cannot be certain that the market acceptance or demand for these new products will meet our expectations.

Gupta May Face Problems in Connection With Product Line Expansion

          In the future, Gupta may acquire, license or develop additional products. Future product line expansion may require Gupta to modify or expand its business. If Gupta is unable to fully integrate new products with its existing operations, Gupta may not receive the intended benefits of such product line expansion.

A Small Number of Distributors Account For a Significant Percentage of Gupta’s Billings

          The loss of a major distributor, changes in a distributor’s payment practices, changes in the financial stability of a major distributor or any reduction in orders by such distributor, including reductions due to market or competitive conditions combined with the potential inability to replace the distributor on a timely basis, or any modifications to our pricing or distribution channel strategy could materially adversely affect Gupta’s business, operating results and financial condition. Many of Gupta’s ISVs, VARs and end users place their orders through distributors. A relatively small number of distributors have accounted for a significant percentage of Gupta’s revenues. One of Gupta’s distributors, accounted for 20% and 17% of Gupta’s revenue for the years ended December 31, 2004 and 2003, respectively. The same distributor accounted for 28% of Gupta’s accounts receivable at December 31, 2004. The loss of this Gupta distributor, unless it was offset by the attraction of sufficient new customers, could have a material adverse impact on the business of Gupta, and therefore, the business of the Company as a whole. Gupta expects it will continue to depend on a limited number of distributors for a significant portion of its revenues in future periods and the loss of a significant distributor could have a material adverse impact on Gupta. Gupta’s distributors have not agreed to any minimum order requirements.

Gupta Depends on a Indirect Sales Channel

          Gupta’s failure to grow its indirect sales channel or the loss of a significant number of members of its indirect channel partners would have a material adverse effect on Gupta’s business, financial condition and operating results. Gupta derives a substantial portion of its revenues from indirect sales through a channel consisting of independent software vendors, value-added resellers, systems integrators, consultants and distributors. Gupta’s sales channel could be adversely affected by a number of factors including:

•	the emergence of a new platform resulting in the failure of independent software vendors to develop and the failure of value-added resellers to sell Gupta’s products based on Gupta’s supported platforms;

•	pressures placed on the sales channel to sell competing products;

•	Gupta’s failure to adequately support the sales channel;

•	consolidation of certain of Gupta’s indirect channel partners;

•	competing product lines offered by certain of Gupta’s indirect channel partners; and

•	business model or licensing model changes of Gupta’s channel partners or their competitors.

          We cannot be certain Gupta will be able to continue to attract additional indirect channel partners or retain its current channel partners. In addition, we cannot be certain that Gupta’s competitors will not attempt to recruit certain of Gupta’s current or future channel partners. This may have an adverse effect on Gupta’s ability to attract and retain channel partners.

Gupta May Not Be Able to Develop Strategic Relationships

          Gupta’s current collaborative relationships may not prove to be beneficial to us, and they may not be sustained. We may not be able to enter into successful new strategic relationships in the future, which could have a material adverse effect on Gupta’s business, operating results and financial condition. From time to time, Gupta has collaborated with other companies in areas such as product development, marketing, distribution and implementation. However, many of Gupta’s current and potential strategic relationships are with either actual or potential competitors. In addition, many of Gupta’s current relationships are informal or, if written, terminable with little or no notice.

Gupta Depends on Third-Party Technology in Its Products

          Gupta relies upon certain software that it licenses from third parties, including software integrated with Gupta’s internally developed software and used in Gupta’s products to perform key functions. These third-party software licenses may not continue to be available to Gupta on commercially reasonable terms. In addition, some of Gupta’s software components have been licensed from the open source community. The loss of, or inability to maintain or obtain any of these software licenses, could result in shipment delays or reductions until Gupta develops, identifies, licenses and integrates equivalent software. Any delay in product development or shipment could damage Gupta’s business, operating results and financial condition.

We May be Unable to Protect Gupta’s Intellectual Property and Proprietary Rights

          Gupta’s success depends to a significant degree upon our ability to protect Gupta’s software and other proprietary technology. We rely primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect Gupta’s proprietary rights. However, these measures afford us only limited protection. Furthermore, Gupta uses third-party service providers in India for some of its development and the laws of India do not protect proprietary rights to the same extent as the laws of the United

States. In addition, Gupta relies in part on “shrink wrap” and “click wrap” licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of certain jurisdictions. Therefore, our efforts to protect Gupta’s intellectual property may not be adequate. We cannot be certain that others will not develop technologies that are similar or superior to Gupta’s technology or design around the copyrights and trade secrets owned by Gupta. Unauthorized parties may attempt to copy aspects of Gupta’s products or to obtain and use information we regard as proprietary. Although we believe software piracy may be a problem, we are unable to determine the extent to which piracy of Gupta’s software products occurs. In addition, portions of Gupta’s source code are developed in foreign countries with laws that do not protect our proprietary rights to the same extent as the laws of the United States.

          We may be subjected to claims of intellectual property infringement by third parties as the number of products and competitors in Gupta’s industry segment continues to grow and the functionality of products in different industry segments increasingly overlaps. Additionally, the fact that some of Gupta’s software components have been licensed from the open source community may expose us to increased risk of infringement claims by third parties. Any infringement claims, with or without merit, could be time-consuming, result in costly litigation, divert management attention and resources, cause product shipment delays or the loss or deferral of sales or require Gupta to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event of a successful claim of intellectual property infringement against Gupta, should we fail or be unable to either license the technology or similar technology or develop alternative technology on a timely basis, Gupta’s business, operating results and financial condition could be materially adversely affected.

Gupta Must Adapt to Rapid Technological Change

          Gupta’s future success will depend upon its ability to continue to enhance its current products and to develop and introduce new products on a timely basis that keep pace with technological developments and new industry standards and satisfy increasingly sophisticated customer requirements. Rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards characterize the market for Gupta’s products. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. As a result of the complexities inherent in client/server and Web computing environments and in data and application integration solutions, new products and product enhancements can require long development and testing periods. As a result, significant delays in the general availability of such new releases or significant problems in the installation or implementation of such new releases could have a material adverse effect on Gupta’s business, operating results and financial condition. Gupta has experienced delays in the past in the release of new products and new product enhancements. Gupta may not be successful in:

•	developing and marketing, on a timely and cost-effective basis, new products or new product enhancements that respond to technological change, evolving industry standards or customer requirements;

•	avoiding difficulties that could delay or prevent the successful development, introduction or marketing of these products; or

•	achieving market acceptance for its new products and product enhancements.

Gupta’s Software May Contain Errors or Defects

          Errors or defects in Gupta’s products may result in loss of revenues or delay in market acceptance, and could materially adversely affect Gupta’s business, operating results and financial condition. Software products such as Gupta’s may contain errors, sometimes called “bugs,” particularly when first introduced or when new versions or enhancements are released. From time to time, Gupta discovers software errors in certain of its new products after their introduction. Despite testing, current versions, new versions or enhancements of Gupta’s products may still have errors after commencement of commercial shipments. Product errors can put us at a competitive disadvantage and can be costly and time-consuming to correct.

Gupta May Become Subject to Product or Professional Services Liability Claims

          A product or professional services liability claim, whether or not successful, could damage Gupta’s reputation and business, operating results and financial condition. Gupta’s license and service agreements with its customers typically contain provisions designed to limit Gupta’s exposure to potential product or service liability claims. However, these contract provisions may not preclude all potential claims. Product or professional services liability claims could require us to spend significant time and money in litigation or to pay significant damages.

Gupta Competes with Microsoft while Simultaneously Supporting Microsoft Technologies

          Gupta currently competes with Microsoft in the market for application development tools and data management products while simultaneously maintaining a working relationship with Microsoft. Microsoft has a longer operating history, a larger installed base of customers and substantially greater financial, distribution, marketing and technical resources than Gupta. As a result, Gupta may not be able to compete effectively with Microsoft now or in the future, and Gupta’s business, operating results and financial condition may be materially adversely affected.

          We expect that Microsoft’s commitment to and presence in the application development and data management products market will substantially increase competitive pressures. We believe that Microsoft will continue to incorporate SQL Server database technology into its operating system software and certain of its server software offerings, possibly at no additional cost to its users. We believe that Microsoft will also continue to enhance its SQL Server database technology and that Microsoft will continue to invest in various sales and marketing programs involving certain of Gupta’s channel partners.

          We believe Gupta must maintain a working relationship with Microsoft to achieve success. Many of Gupta’s customers use Microsoft-based operating platforms. Thus it is critical to Gupta’s success that Gupta’s products be closely integrated with Microsoft technologies. Notwithstanding Gupta’s historical and current support of Microsoft platforms, Microsoft may in the future promote technologies and standards more directly competitive with or not compatible with Gupta’s technology.

Gupta Faces Significant Competition From Other Companies

          Gupta encounters competition for its embedded database products primarily from large, public companies, including Microsoft, Oracle, Sybase, IBM, Progress, Pervasive Software, and Borland. In particular, Sybase’s small memory footprint database software product, Adaptive Server Anywhere, and Microsoft’s product, SQL Server, directly compete with Gupta’s products. There is also competitive pressures for application development tools from Microsoft Visual Studio, SYBASE PowerBuilder and Borland Delphi and Kylix. And, because there are relatively low barriers to entry in the software market, Gupta may encounter additional competition from other established or emerging companies providing database products based on existing, new or open-source technologies.

          Open-source software, which is an emerging trend in the software marketplace, may impact Gupta’s business as interest, demand and use increases in the database segment and poses a challenge to Gupta’s business model, including recent efforts by proponents of open-source software to convince governments worldwide to mandate the use of open-source software in their purchase and deployments of software products. Firms adopting the open-source software model typically provide customers software produced by loosely associated groups of unpaid programmers and made available for license to end users at nominal cost, and earn revenue on complementary services and products, without having to bear the full costs of research and development for the open-source software. Because the present demand for open-source database software is largely concentrated in major corporations, Gupta’s embedded database business has not been adversely affected to date. However, it is likely that increased adoption of Linux will drive heightened interest in other more mature software categories such as database and certain business applications. To the extent competing open-source software products gain increasing market acceptance, sales of Gupta’s products may decline, Gupta may have to reduce prices it charges for its products, and Gupta’s revenue and operating margins may decline. Mass adoption of open source databases in the SME market could have a material adverse impact on Gupta’s database business.

          Application service providers (ASPs) may enter Gupta’s market and could cause a change in revenue models from licensing of client/server and Web-based applications to renting applications. Gupta’s competitors may be more successful than it is in adopting these revenue models and capturing related market share.

          In addition, Gupta competes or may compete against database vendors that currently offer, or may develop, products with functionalities that compete with Gupta’s solutions. These products typically operate specifically with these competitors’ proprietary databases. Such competitors include IBM, Microsoft and Oracle. Competition also comes in the form of custom code, where potential customers have sufficient internal technical resources to develop solutions in-house without the aid of Gupta’s products or those of its competitors.

          Most of Gupta’s competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers. In addition, some competitors have demonstrated willingness to, or may willingly in the future, incur substantial losses as a result of deeply discounted product offerings or aggressive marketing campaigns. As a result, Gupta’s competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of competitive products, than we can. There is also a substantial risk that changes in licensing models or announcements of competing products by competitors such as Microsoft, Oracle, Sybase, IBM, Progress, MySQL, or others could result in the cancellation of customer orders in anticipation of the introduction of such new licensing models or products. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs which may limit Gupta’s ability to sell its products through particular partners. Accordingly, new competitors or alliances among, or consolidations of, current and new competitors may emerge and rapidly gain significant market share in Gupta’s current or anticipated markets. We also expect that competition will increase as a result of software industry consolidation. Increased competition is likely to result in price reductions, fewer customer orders, reduced margins and loss of market share, any of which could materially adversely affect Gupta’s business. We cannot be certain Gupta will be able to compete successfully against current and future competitors or that the competitive pressures Gupta faces will not materially adversely affect Gupta’s business, operating results and financial condition.

Gupta is Susceptible to a Shift in the Market for Client/Server Applications toward Server based thin client or Web-Based Applications

          Gupta has derived substantially all of its historical application development tool and embedded database product revenues from the use of its products in client/server applications. Gupta expects to rely on continued market demand for client/server applications indefinitely. However, we believe market demand may shift from client/server applications to server based solutions using Citrix or similar technology or, Web-based applications. If so, this shift could occur before Gupta’s product line has achieved market acceptance for use in Web-based applications. In addition, we cannot be certain that Gupta’s existing client/server developers will migrate to Web-based applications and continue to use Gupta’s products or that other developers of Web-based applications would select Gupta’s data management products. Further, this shift could result in a change in revenue models from licensing of client/server and Web-based applications to renting of applications from application service providers. A decrease in client/server application sales coupled with an inability to derive revenues from the Web-based application market could have a material adverse effect on Gupta’s business, operating results and financial condition.

Gupta depends on International Sales and Operations

          We anticipate that for the foreseeable future Gupta will derive a significant portion of its revenues from sources outside North America. In the year ended December 31, 2004, Gupta derived 68% of its revenues outside North America. Gupta’s international operations are generally subject to a number of risks. These risks include:

•	foreign laws and business practices favoring local competition;

•	dependence on local channel partners;

•	compliance with multiple, conflicting and changing government laws and regulations;

•	longer sales cycles;

•	greater difficulty or delay in collecting payments from customers;

•	difficulties in staffing and managing foreign operations;

•	foreign currency exchange rate fluctuations and the associated effects on product demand and timing of payment;

•	increased tax rates in certain foreign countries;

•	difficulties with financial reporting in foreign countries;

•	quality control of certain development, translation or localization activities; and

•	political and economic instability.

          Gupta may expand or modify its operations internationally. Despite Gupta’s efforts, it may not be able to expand or modify its operations internationally in a timely and cost-effective manner. Such an outcome would limit or eliminate any sales growth internationally, which in turn would materially adversely affect Gupta’s business, operating results and financial condition. Even if Gupta successfully expands or modifies its international operations, Gupta may be unable to maintain or increase international market demand for its products.

          We expect Gupta’s international operations will continue to place financial and administrative demands on us, including operational complexity associated with international facilities, administrative burdens associated with managing relationships with foreign partners, and treasury functions to manage foreign currency risks and collections.

Fluctuations in the Relative Value of Foreign Currencies Can Affect Gupta’s Business

          To date, the majority of Gupta’s transactions have been denominated in U.S. dollars. The majority of Gupta’s international operating expenses and substantially all of its international sales have been denominated in currencies other than the U.S. dollar. Therefore, Gupta’s operating results may be adversely affected by changes in the value of the U.S. dollar. Certain of Gupta’s international sales are denominated in U.S. dollars, especially in Europe. Any strengthening of the U.S. dollar against the currencies of countries where Gupta sells products denominated in U.S. dollars will increase the relative cost of Gupta’s products and could negatively impact its sales in those countries. To the extent Gupta’s international operations expand or are modified, our exposure to exchange rate fluctuations may increase. Although these transactions have not resulted in material gains and losses to date, similar transactions could have a damaging effect on Gupta’s business, results of operations or financial condition in future periods.

Gupta Must Continue to Hire and Retain Skilled Personnel

          Gupta’s success depends in large part on its ability to attract, motivate and retain highly skilled employees on a timely basis, particularly executive management, sales and marketing personnel, software engineers and other senior personnel. Gupta’s efforts to attract and retain highly skilled employees could be harmed by its past or any future workforce reductions. Gupta’s failure to attract and retain the highly trained technical personnel who are essential to its product development, marketing, service and support teams may limit the rate at which Gupta can generate revenue and develop new products or product enhancements. This could have a material adverse effect on Gupta’s business, operating results and financial condition.

WARP TECHNOLOGY HOLDINGS, INC.

          Warp Technology Holdings, Inc. is a holding company whose subsidiaries operate enterprise software and information technology businesses. In addition to holding its existing subsidiaries, the Company’s strategy is to pursue acquisitions of businesses which either complement the Company’s existing businesses or expand the businesses segments in which the Company operates.

          On January 31, 2005, the Company completed the acquisition of Gupta Technologies, LLC. Gupta is now a wholly owned subsidiary of the Company, and Gupta’s wholly owned subsidiaries, Gupta Technologies GmbH, a German corporation, Gupta Technologies Ltd., a U.K. company, and Gupta Technologies, S.A. de C.V., a Mexican company, have become indirect subsidiaries of the Company. Currently, Gupta’s operations produce the majority of the Company’s revenue and expected earnings.

          In addition to the Gupta businesses, the Company operates in the United States, Canada and the U.K. through its subsidiaries, WARP Solutions, Inc., a Delaware corporation, Warp Solutions, Ltd., a U.K. corporation, 6043577 Canada, Inc., a Canadian corporation, and Spider Software, Inc., a Canadian corporation. These subsidiaries are collectively referred to in this prospectus as “Warp Solutions.”

          Warp Solutions produce a series of application acceleration products that improve the speed and efficiency of transactions and information requests that are processed over the internet and intranet network systems. The subsidiaries’ suite of software products and technologies are designed to accelerate network applications, reduce network congestion, and reduce the cost of expensive server deployments for enterprises engaged in high volume network activities.

Recent Developments

Gupta Acquisition and Financing Agreements

          On January 31, 2005, the Company completed the acquisition of Gupta Technologies, LLC. The acquisition of Gupta (the “Acquisition”) was made pursuant to a Membership Interest Purchase Agreement (as amended, the “Purchase Agreement”) between the Company and Gupta Holdings, LLC (the “Seller”).

          The Company’s Board of Directors determined that acquiring Gupta would be in the best interests of the Company and its stockholders. Part of the Company’s business strategy is to acquire well-managed, profitable, enterprise software companies. Gupta has these characteristics, and was available to be acquired at a price that the board determined to be fair and reasonable.

          Under the Purchase Agreement, the total purchase price was $21,000,000, of which the Company delivered $15,750,000 in cash on or before the closing. The remainder of the purchase price was paid in equity and debt securities issued or provided by the Company with the terms described below.

          In order to raise funds to pay the cash portion of the purchase price for Gupta, and in order to provide the non-cash portion of the purchase price, the Company entered into certain financing agreements. An Amendment to the Company’s Articles of Incorporation was necessary to allow the Company to reserve for issuance sufficient shares of Common Stock to be issued upon conversion or exercise of the securities sold by the Company pursuant to the financing agreements. The financing agreements include the Subscription Agreement, the Bridge Notes, the Senior Note Agreement, the Subordinated Note Agreement, the Broker Warrants and the Assignment, as such terms are defined below.

Series C Subscription Agreement

          On January 31, 2005, the Company entered into certain Series C Subscription Agreements (collectively, the “Subscription Agreement”), with the Investors (as identified therein). The Subscription Agreement has the following material terms:

          •    an aggregate of $8,475,000 of Series C Notes were sold to Investors under the Subscription Agreement.

          •    Most of the proceeds of the sale of the Series C Notes were used to fund a portion of the purchase price in the Gupta acquisition and the remainder of the proceeds were used for working capital purposes.

•	The Series C Notes are unsecured and bear interest at the rate of 6% per annum.

•	The Series C Notes were convertible into a new series of Preferred Stock, the “Series C Stock” with a par value of $.00001 per share, and Warrants to acquire Common Stock.

•	On March 31, 2005, all amounts due under the Series C Notes (principal and interest) automatically converted into (i) 8,559,750 shares of Series C Stock, and (ii) Warrants (the “Warrants”) to acquire 8,559,750 shares of Common Stock, and on April 4, 2005, under the Subscription Agreement, the Company issued an additional 3,000,000 shares of Series C Stock, and Warrants to acquire an additional 3,000,000 shares of Common Stock.

•	The Series C Notes contained a provision requiring the Company to pay to the Investors a penalty in cash equal to ten percent (10%) of the principal amount of the Series C Notes if the Series C Notes were not converted by March 17, 2005. Since the Series C Notes were not converted by such date, due to a delay in receiving approval required before effecting the Amendment to the Company’s Articles of Incorporation, the Company may be required to pay this penalty if it cannot obtain a waiver or an acknowledgement that the penalty does not apply. The Company intends to work with the Investors to obtain a waiver of this penalty or an acknowledgement that no penalty is due, and has received such waiver and acknowledgement from certain Investors. However, there is no assurance that the Company will receive sufficient waivers or acknowledgements from other Investors. As such, the Company has accrued $647,500 for this penalty.

      The Series C Stock which the investors received upon conversion of their Series C Notes has the following material terms:

•	The Series C Stock is convertible into Common Stock, at the option of the holder, at a conversion price (the “Applicable Conversion Price”) that is initially equal to $1.00. Accordingly, the Series C Stock is convertible into Common Stock at a one to one (1:1) ratio. However, the ratio is subject to adjustment pursuant to the anti-dilution protections extended to the holders of Series C Stock. Under the anti-dilution provisions, in the event the Company issues, at any time while shares of Series C Stock are still outstanding, shares of Common Stock or any type of securities convertible or exchangeable for, or otherwise giving a right to acquire, shares of Common Stock, at a price below the Applicable Conversion Price, then the Applicable Conversion Price will be adjusted to the price per share equal to the price per share paid for such Common Stock in such subsequent financing. This full-ratchet anti-dilution protection on the Series C Stock will also be extended to any warrants received in connection with the Subscription Agreement that are outstanding at such time. In addition to the full-ratchet protection, the Applicable Conversion Price will be equitably adjusted in the event of any stock split, stock dividend or similar change in the Company’s capital structure.

•	If the Company’s market capitalization based on the shares of Common Stock outstanding (including all shares of Common Stock underlying the Shares of Series C Stock on an as converted basis) exceeds $50,000,000, the shares of Common Stock underlying the Series C Stock are registered, and the Company has an average daily trading volume for 20 consecutive trading days of 100,000 shares per day, then the Company may require the holders of Series C Stock to convert the Series C Stock into Common Stock at the then Applicable Conversion Price.

•	The holders of shares of Series C Stock are entitled to receive dividends, at a 6% annual rate, payable quarterly in arrears, either in cash, or at the election of the Company, in shares of Common Stock. The dividends are preferred dividends, payable in preference to any dividends which may be declared on the Common Stock. Common Stock delivered in payment of dividends will be valued at 90% of the average of the volume weighted average price for the 20 trading day period ending on the trading day immediately prior to the date set for payment of the dividend.

•	An unconverted and non-redeemed Shares of Series C Stock outstanding on the third anniversary of the initial issuance of the Series C Stock, will be automatically redeemed on that date, in cash, at $1.00 per share, plus all accrued but unpaid dividends thereon (subject to equitable adjustment for all stock splits, stock dividends, or similar events involving a change in the capital structure of the Company).

      The Warrants issued to the Investors upon conversion of their Series C Notes and under the Subscription Agreement allow the Investor to purchase an aggregate of 11,559,750 shares of Common Stock. The Warrants have an exercise price of $1.25 per share. The Warrants are exercisable over a five-year term.

Bridge Notes

      In October, 2004, December, 2004 and January 2005, the Company raised funds from investors in order to make certain payments totaling $2,250,000 to the Seller, toward the purchase price of Gupta. In exchange for such investment the Company issued certain promissory notes (the “Bridge Notes”) in the aggregate principal amount of $2,250,000.

      The Bridge Notes had the following material terms:

•	Interest accrues at the annual rate of 12%.

•	Contemporaneously with the closing of the Gupta Purchase Agreement, the Bridge Notes were automatically converted into an aggregate of $2,409,253 of Series C Notes.

•	On March 31, 2005, in accordance with their terms, the Series C Notes converted into 2,433,345 shares of Series C Preferred Stock and Warrants to acquire 2,433,345 shares of Common Stock. These warrants (the “Bridge Warrants”) have an exercise price of $1.25 per share and are exercisable for a period of five years from the date of issuance. The Company reserved sufficient common stock to issue upon conversion of these Series C shares and exercise of the Bridge Warrants.

Senior Note and Warrant Purchase Agreement

      On January 31, 2005, the Company entered into that certain Senior Note and Warrant Purchase Agreement (the “Senior Note Agreement”), by and among the Company and the Purchasers (the “Senior Noteholders”) identified therein. The Senior Note Agreement has the following material terms:

•	Senior Notes with an aggregate principal amount of $6,825,000 were sold.

•	The Senior Notes bear interest at an annual rate of 10%, with interest payments due quarterly in arrears.

•	Most of the proceeds of the sale of the Senior Notes was used to fund a portion of the purchase price in the Gupta acquisition and the remainder of the proceeds was used for working capital purposes.

•	The Senior Notes are due on July 31, 2005. The Senior Notes are not convertible.

•	The Senior Notes are secured by a first priority security interest in the assets of the Company, including the equity interests of the Company in Gupta and the Company’s other subsidiaries.

•	Under the Senior Note Agreement, the Senior Noteholders received warrants to purchase an aggregate of 2,670,000 shares of the Company’s Common Stock (the “Senior Lender Warrants”). These warrants have an exercise price of $1.25, and are exercisable for a period of five years from the date of issuance.

Subordinated Note and Warrant Purchase Agreement

      On January 31, 2005, the Company entered into that certain Subordinated Note and Warrant Purchase Agreement (the “Subordinated Note Agreement”) by and among the Company and the Purchasers (the “Subordinated Noteholders”) identified therein. The Subordinated Note Agreement has the following material terms:

•	Subordinated Notes with an aggregate principal amount of $4,000,000 were sold, including the $1,500,000 subordinated note issued to the Seller under the Purchase Agreement (the “Gupta Note”).

•	The Subordinated Notes bear interest at an annual rate of 10%, with interest payments due quarterly in arrears. Interest is payable in registered shares of Common Stock of the Company, provided that until such shares are registered, interest shall be payable in cash.

•	Most of the proceeds of the sale of the Subordinated Notes was used to fund a portion of the purchase price in the Gupta acquisition and the remainder of the proceeds was used for working capital purposes.

•	The Subordinated Notes are due on January 31, 2007, other than the Gupta Note, which is due on January 31, 2006.

•	The Subordinated Notes are secured by a security interest in the assets of the Company, including the equity interests of the Company, in Gupta and the Company’s other subsidiaries, subordinated only to the security interest granted to secure the Senior Notes.

•	The Subordinated Noteholders have the right to convert all principal amounts due under the Subordinated Notes — other than the Gupta Note which is not convertible — into such number of Shares of Common Stock equal to the principal amount due under the Subordinated Notes divided by $1.00. Accordingly, an aggregate of 2,500,000 shares of Common Stock is issuable upon conversion of the Subordinated Notes.

•	Under the Subordinated Note Agreement, the Subordinated Noteholders — other than the holder of the Gupta Note — also received warrants to purchase 2,500,000 shares of the Company’s Common Stock (the “Subordinated Lender Warrants”). The Warrants have an exercise price of $1.25, and are exercisable for a period of five years from the date of issuance.

Warrants Issued in Connection with Brokers or Finders Fees

     In connection with the sales of the Bridge Notes, the Series C Notes, the Senior Notes and the Subordinated Notes under the financing agreements described above, the Company incurred brokers or finders fees and commissions of a total of $1,058,900. In addition, the Company has committed to issue to such brokers and finders warrants (the “Broker Warrants”) to acquire up to an aggregate of 1,311,601 shares of Common Stock. These warrants are exercisable for a period of five years. Warrants to acquire 280,000 shares have an exercise price of $4.75 per share, warrants to acquire 75,000 shares have an exercise price of $2.25 per share, and warrants to acquire 956,601 shares have an exercise price of $1.25 per share.

Investors’ Agreement

     Investors in the Series C Notes, as well as the Bridge Note holders, the Senior Noteholders and the Subordinated Noteholders, have those registration rights set forth in that certain Investors’ Agreement (the “Investors’ Agreement”) entered into on January 31, 2005 by and among the Company, and the persons listed on Exhibit A thereto. The Investors’ Agreement provides that the Company must file a registration statement to register the shares of Common Stock issuable upon conversion of the Series C Stock, issuable upon exercise of the Warrants issued pursuant to the Subscription Agreement, upon exercise of the Bridge Warrants, upon exercise of the Senior Lender Warrants and upon exercise of the Subordinated Lender Warrants (collectively, the “Conversion Shares”).

     The Company agreed, within forty-five (45) days after the closing of the financing transactions, to complete all required audits and make all related filings concerning the acquisition of Gupta. Within fifteen (15) days after the end of such 45-day period, the Company agreed to file a registration statement for the purpose of registering all of the Conversion Shares for resale, and to use its best efforts to cause such registration statement to be declared effective by the Securities and Exchange Commission (the “Commission”) at the earliest practicable date thereafter.

     Under the terms of the Investors’ Agreement, if (i) the registration statement has not been filed with the Commission by the filing deadline or (ii) the registration statement has not been declared effective by the Commission before the date that is ninety (90) days after the filing deadline or, in the event of a review of the Registration Statement by the Commission, one hundred and twenty (120) days after the filing deadline, or (iii) after the registration statement is declared effective, the registration statement or related prospectus ceases for any reason to be available to the investors and noteholders as to all Conversion Shares the offer and sale of which it is required to cover at any time prior to the expiration of the effectiveness period (as defined in the Investors’ Agreement) for an aggregate of more than twenty (20) consecutive trading days or an aggregate of forty (40) trading days (which need not be consecutive) in any twelve (12) month period, the Company must pay to the Investors an amount in cash equal to 2% of the face value of the Series C Stock issued under the Subscription Agreement or upon conversion of the Bridge Notes, and 2% in cash of the principal amount of the Senior Notes and Subordinated Notes, and will continue to pay such 2% monthly penalties every thirty days until such registration statement if filed, declared effective and available to the Investors at the earliest practicable date thereafter. The registration statement was filed after the date due. Accordingly, the Company may have incurred a penalty. The Company is seeking an acknowledgement from the affected Investors that no penalty has yet incurred and that no such penalty will be incurred so long as the registration statement is declared effective within the applicable time period. If such acknowledgement is not forthcoming, the Company will seek a waiver of the penalty. As there can be no assurance it will receive an acknowledgement or waiver, the Company has accrued $386,000.

Assignment

     On October 13, 2004, the Company entered into that certain Purchase Agreement Assignment and Assumption (the “Assignment”) under which the Company acquired all of the rights and assumed all of the liabilities of ISIS Capital Management, LLC under that certain Membership Interest Purchase Agreement. In connection with the Assignment, the Company agreed to repay to ISIS (or its assignee) $1,000,000 that ISIS paid to Gupta Holdings, LLC, the Seller, for an extension of the Closing Date under the Purchase Agreement. In repayment, the Company issued certain notes in the principal amount of $1,000,000 to ISIS. The notes have the same terms as the Bridge Notes described above.

     Furthermore, upon the acquisition of Gupta, in consideration of the Assignment, and services in connection with due diligence, financing contacts and structure, for its efforts in negotiating the terms of the acquisition (including the specific right to assign the Purchase Agreement to the Company), and undertaking the initial obligation regarding the purchase of Gupta, the Company paid ISIS and its investors, as allocated by ISIS, a transaction fee equal to $1,250,000, payable either in cash or, at the election of ISIS, in Series B-2 Securities, or senior debt or senior equity issued in connection with the Gupta financing. The Company also must reimburse ISIS for amounts it has incurred in connection with the negotiation and consummation of the transaction.

Changes in Directors and Officers

     The Company has also had several recent changes in its management and board of directors. As a result of the Company’s continued growth and pursuit of new growth opportunities, the Company has sought to enhance the quality and number of directors and management personnel and to more closely align the experience and expertise of its executive officers and directors with its needs.

     On March 3, 2005, Mr. Gus Bottazzi resigned from his positions as the Company’s President and Principal Financial Officer, as a member of the Company’s Board of Directors, and from his positions as officer and director of the Company’s Warp Solutions subsidiaries. Mr. Bottazzi’s resignation was a mutual planned decision for him to pursue new opportunities and the Company to pursue a strategy of growth-by-acquisition under new leadership. It was not the result of a disagreement or a condition of the Gupta acquisition. In connection with such resignation, the Company and Mr. Bottazzi entered into a Separation Agreement, pursuant to which:

•	The Company committed to issue to Mr. Bottazzi 200,000 shares of Series C Stock.

•	In addition, the Company agreed to vest the options to acquire 2,000 shares of Common Stock pursuant to a Stock Option Agreement dated as of February 10, 2003, between the Company and Mr. Bottazzi, to the extent that such options had not vested. Such options are exercisable for $25.00 per share.

•	Furthermore, with respect to the options to acquire 187,520 shares of Common Stock at an exercise price of $6.75 per share pursuant to a Stock Option Agreement dated as of August 4, 2004 between the Company and Mr. Bottazzi, the Company agreed that these options have vested.

•	All such options will be exercisable by Mr. Bottazzi for a period one year after the date of the Separation Agreement. Failure to exercise the options by such date, will result in their termination.

•	Mr. Bottazzi agreed to cooperate and consult with the Company concerning the transitioning of his former responsibilities to other officers of the Company.

     On March 30, 2005, the Company reported the appointment of certain officers.

     Brian Sisko has been appointed Chief Operating Officer of the Company. Mr. Sisko has 20 years of experience in the areas of corporate finance, mergers and acquisitions and strategic development. From February 2002 to March 2005, Mr. Sisko ran B/T Business and Technology, which served as an advisor and strategic management consultant to a variety of public and private companies, including the Company. From April 2000 to January 2002, he was Managing Director of Katalyst, LLC, a venture capital and operational advisory firm where he was responsible for business development and client/portfolio company engagement management in that firm’s Philadelphia and Boston offices. Mr. Sisko also previously served as Senior Vice President — Corporate Development and General Counsel of National Media Corporation, a large public company with international operations. In addition,

Mr. Sisko was a partner in the Corporate Finance/Mergers and Acquisitions practice group of the Philadelphia-based law firm, Klehr Harrison, Harvey Branzburg & Ellers. Mr. Sisko also teaches as an adjunct professor in the MBA program of the Fox School of Business at Temple University. He earned his Juris Doctorate from The Law School of the University of Pennsylvania and his B.S. from Bucknell University.

     Mr. Jeff Bailey, Chief Executive Officer of Gupta has been appointed interim Chief Financial Officer and Principal Financial Officer for the Company. Since January 2002, Mr. Bailey has served as Gupta’s Chief Executive Officer, responsible for guiding Gupta’s strategic direction as well as day-to-day operations. Mr. Bailey joined Gupta in October 2001 as its Chief Financial Officer. From August 2001 through October 2001, Mr. Bailey was the CEO of David Corporation. Mr. Bailey served as vice president of finance and CFO at Vivant Corporation until August 2001. He has also held positions as vice president of finance and CFO at Uniteq Application Systems Inc. and Phoenix Network Inc. He earned his B.S. in Business Administration from the University of California, Berkeley, and is a certified public accountant.

     Mr. Takeshi Taniguchi, Corporate Controller of Gupta, has been appointed interim Principal Accounting Officer for the Company. Since July 2004, Mr. Taniguchi has served as Corporate Controller of Gupta, responsible for the overall financial management of Gupta. Mr. Taniguchi has worked at Gupta or its predecessors since 2000, serving as a senior financial analyst prior to his current position. He earned his Master of Business Administration from the University of Nevada, Reno, and is a Certified Management Accountant.

     On March 30, 2005, the Company’s Board of Directors (“Board”) announced that it has elected the following three individuals to fill vacancies on the Board:

     Mr. John Boehmer is an executive recruitment and human resources professional with more than 20 years experience. Mr. Boehmer is a Managing Director with Korn/Ferry International, a position he has held since September 2003. Prior to joining Korn/Ferry, from January 2002 through September 2003, Mr. Boehmer was the Founder and Managing Director of Matlin Partners LLC. Previously, from July 1999 through December 2001, Mr. Boehmer served as Vice President of Executive Recruiting at Internet Capital Group. Mr. Boehmer holds a B.A. from Denison University.

     Mr. David Howitt is the President and CEO of The Meriwether Group, Inc., a boutique brand consulting and marketing firm which he founded in May 2004. From May 2001 until April 2004, Mr. Howitt served as director of licensing and business development at adidas America, Inc. Mr. Howitt also worked for several years as corporate counsel with adidas. Mr. Howitt holds a B.A. from Denison University, and a J.D. from the Lewis & Clark Northwestern School of Law. Mr. Howitt has a fifty percent interest in ISIS Acquisition Partners II, LLC, (“IAP”) an entity which has entered into transactions with the Company as described below under the heading “Related Party Transactions”. ISIS Capital Management, LLC (“ISIS”) is the managing member of IAP. The managing members of ISIS are Mr. Rodney A. Bienvenu, Jr., Chairman and Chief Executive Officer of the Company, and Mr. Ernest C. Mysogland, the Company’s Chief Legal Officer.

     Mr. Mark Lotke is a General Partner with FT Ventures which he joined in 2005. From January 2003 through December 2004, he was a General Partner with Pequot Ventures. From January 2001 through December 2002, Mr. Lotke was a General Partner with Covalent Partners. Prior to that, Mr. Lotke was a Managing Director with Internet Capital Group. Mr. Lotke also worked for several years as a principal with General Atlantic Partners. Mr. Lotke holds a Masters in Business Administration from the Stanford University Graduate School of
Business, and a B.S. from the Wharton School of the University of Pennsylvania.

Amendments to Company Charter Documents

     On March 31, 2005, the previously adopted Amendment to the Articles of Incorporation of the Company (the “Amendment”) became effective. The Amendment increased the number of authorized shares of common stock, par value $.00001 per share (the “Common Stock”), of the Company from 5,000,000 shares to 150,000,000 shares. The Amendment met the Company’s requirements under the financing agreements entered into in connection with the acquisition of Gupta. The Amendment also provides authorized shares for other business purposes of the Company.

     Also on March 31, 2005, the Series C Certificate of Designations (the “Certificate”) designating the rights, preferences and other terms of the Series C Stock became effective.

     Upon the effectiveness of the Amendment and the Certificate on March 31, 2005, all amounts due under the Series C Notes were automatically converted into (i) 10,993,095 shares of Series C Stock, and (ii) Warrants to acquire 10,993,095 shares of Common Stock. The shares of Common Stock underlying the Series C Stock and the Warrants are being registered pursuant to this registration statement.

Related Party Transactions

     On August 4, 2004, IAP, entered into that certain Series B-2 Preferred Stock Purchase Agreement (The “Series B-2 Purchase Agreement”) between and among the Company and the Persons listed on Schedule 1.01 thereto. Under the Series B-2 Purchase Agreement, IAP agreed to purchase 750 shares of the Company’s Series B-2 Preferred Stock (the “Series B-2 Preferred Stock”), for a purchase price of $750.000. Upon the closings under the Series B-2 Purchase Agreement, IAP received 750 shares of Series B-2 Preferred Stock and warrants, exercisable over five (5) years, to purchase an aggregate of 750 shares of Series B-2 Preferred Stock at an exercise price of $1,000 per share.

     ISIS Capital Management, LLC (“ISIS”), is the managing member of IAP. Mr. David Howitt, a director of the Company, invested $500,000 in IAP and currently has approximately a fifty percent interest therein. The managing members of ISIS are Mr. Rodney A. Bienvenu, Jr., Chairman and Chief Executive Officer of the Company, and Mr. Ernest C. Mysogland, the Company’s Chief Legal Officer. Mr. Bienvenu holds a seventy percent equity interest in ISIS. Mr. Mysogland holds a thirty percent equity interest in ISIS. ISIS’s interest in IAP provides for ISIS to receive twenty percent of the net profits received from IAP’s investments.

     On August 4, 2004, ISIS and the Company entered into a Consulting Agreement, pursuant to which the Company will pay ISIS for services requested of ISIS from time to time, including, without limitation, research services, at ISIS’s regular rates or at the cost incurred by ISIS to provide such services, and will reimburse ISIS for any costs incurred by ISIS on behalf of the Company. Since entering into the Consulting Agreement on August 4, 2004, the Company has reimbursed ISIS for costs incurred by ISIS on behalf of the Company, including rent, postage, supplies, telephone and other facility charges totaling approximately $25,000.

     On August 4, 2004, the Company granted ISIS certain non-qualified options to acquire 200,914 shares of Common Stock. All such options have an exercise price of $6.75 per share. The exercise of such options is subject to the achievement of certain vesting and milestone terms (subject to the terms of the stock option agreement). Any of the above-described options not previously exercisable shall be vested and exercisable on the fifth anniversary of the initial closing of the B-2 Financing.

     As of October 13, 2004, the Company entered into that certain Purchase Agreement Assignment (the “Assignment”). Under the Assignment, the Company acquired all of the rights and assumed all of the liabilities of the Purchaser under that certain Membership Interest Purchase Agreement (as amended by the Extension, the “Purchase Agreement”) made and entered into as of September 2, 2004, by and between ISIS Capital Management, LLC (as the “Purchaser”) and Gupta Holdings, LLC (the “Seller”).

     In contemplation of the Assignment to Warp, ISIS negotiated for an extension of the Closing date (originally scheduled for September 30, 2004) until October 15, 2004, and paid the Seller $1,000,000 in exchange for such right. Under the Assignment, the Company agreed to repay ISIS (or its assignees), for the $1,000,000 ISIS paid to the Seller. The Company has issued certain notes to ISIS evidencing such obligations in the principal amount of $1,000,000. The notes have the same terms as those under the Bridge Notes issued to investors as described on page 20 of this prospectus.

     Furthermore, upon the acquisition of Gupta, in consideration of the Assignment and services in connection with due diligence, financing contacts and structure, for its efforts in negotiating the terms of the acquisition (including the specific right to assign the Purchase Agreement to the Company), and undertaking the initial obligation regarding the purchase of Gupta, the Company paid ISIS and its investors, as allocated by ISIS, a transaction fee equal to $1,250,000, payable either in cash or, at the election of ISIS, in Series B-2 Securities, or senior debt or senior equity issued in connection with the Gupta financing. As of July 18, 2005, this transaction fee has not been paid to ISIS. The Company will also reimburse ISIS for any amount it has incurred in connection with the negotiation and consummation of the transaction.

Legal Proceedings

     Two former consultants to the Company who provided services to the Company’s U.K. subsidiary, Warp Solutions, Ltd., have made claims against the Company under U.K. law, contending that they were employees under such laws, were unfairly dismissed, and, therefore, entitled to certain benefits and rights. The Company contested the claims and the case was dismissed in February 2005.

     On May 6, 2005, the Company received notice of a demand for arbitration before the American Arbitration Association from attorneys representing Michael Liss, a former employee of the Company who had the title Chief Operating Officer. Mr. Liss disputes the circumstances surrounding the termination of his employment and claims that he is entitled to severance benefits, other compensation and damages totaling approximately $187,000 in addition to attorneys fees and statutory damages. The Company believes that Mr. Liss’s claim is without merit and intends to vigorously defend itself.

Subsequent Event — Kenosia Acquisition Agreement

     On June 13, 2005, the Company entered into a Stock Purchase Agreement with Bristol Technology, Inc. (“Bristol”) and Kenosia Corporation (“Kenosia”). Under the Stock Purchase Agreement (the “Kenosia Agreement”) the Company agreed to purchase all of the stock of Kenosia from Bristol. The Company completed the acquisition of Kenosia on July 6, 2005. The aggregate purchase price for Kenosia is $1,800,000, subject to certain adjustments (described below). The Company intends to pay the purchase price for Kenosia out of working capital.

     Kenosia is a software company whose products include its DataAlchemy product line. DataAlchemy is a sales and marketing analytics platform that is utilized by global companies to drive retail sales and profits through timely and effective analysis of transactional data. Kenosia’s installed customers span a wide range of industries, including consumer packaged goods, entertainment, pharmaceutical, automotive, spirits, wine and beer, brokers and retailers.

     The Company’s Board of Directors determined that acquiring Kenosia would be in the best interests of the Company and its stockholders. Part of the Company’s business strategy is to acquire well-managed, profitable, enterprise software companies. Kenosia has these characteristics, and was available to be acquired at a price that the Board determined to be fair and reasonable.

     The Kenosia Agreement has the following material terms:

•	The closing of the acquisition (the “Closing”) took place on July 6, 2005. This date is referred to herein as the Closing Date.

•	The Company agreed to pay a total purchase price (the “Purchase Price”) of $1,800,000.

•	$800,000 of the Purchase Price was paid in cash at the Closing (the “Closing Date Payment”).

•	The Company shall pay the remainder of the Purchase Price in two equal payments of $500,000 each, in cash, one such payment on September 1, 2005 (the “September Payment”) and one on January 31, 2006 (the “January Payment”).

•	The Company delivered to Bristol at Closing a non-interest bearing, promissory note (“Note”), evidencing the obligation by the Company to pay to Bristol the September and January Payments.

•	The Note is secured by a pledge of Kenosia’s capital stock, to be evidenced by a pledge agreement from the Company in favor of Bristol.

•	Not later than thirty (30) days after the Closing Date, the Company shall calculate the “Net Working Capital” (as defined below) as of June 11, 2005 and shall provide Bristol with a written copy of such calculation. Such calculation shall be definitive and binding upon the parties unless Bristol shall give the Company written notice of its objection to such calculation within thirty days after the receipt thereof (an “Objection Notice”). If Bristol delivers an Objection Notice, the parties shall negotiate in good faith to resolve all disputes regarding the Net Working Capital. If the parties can not resolve such a dispute they shall mutually agree upon a nationally or regionally recognized accounting firm to determine the Net Working Capital, whose decision, absent manifest error, shall be binding upon the parties.

•	To the extent the Net Working Capital as of June 11, 2005 is less than $77,760 (the amount of any such difference referred to as the “Purchase Price Reduction Amount”), the Purchase Price, shall be reduced, dollar for dollar, by the Purchase Price Reduction Amount.

•	To the extent the Net Working Capital as of June 11, 2005 is greater than $95,040 (the amount of any such difference referred to as the “Purchase Price Increase Amount”), the Purchase Price, shall be increase, dollar for dollar, by such amount.

•	The September Payment shall be reduced by amount equal to the Purchase Price Reduction Amount, if any, and if the Purchase Price Reduction Amount is greater than $500,000 then the September Payment shall be reduced to $0 and the January Payment shall be reduced by the difference between the Purchase Price Reduction Amount and $500,000.

•	The amount of the Purchase Price Increase Amount, if any, shall be paid at the time the September Payment is due.

•	For the purpose of these adjustments to the Purchase Price, “Net Working Capital” shall mean Kenosia’s (a) accounts receivable (net of the allowance for doubtful accounts) plus (b) cash deposits held by third parties, less (z) accounts payable (as defined below), (y) accrued expenses relating to its business (including taxes), and (x) accrued but unpaid employee compensation and related employee bonuses and commissions. Specifically excluded from Net Working Capital are (i) any inter-company obligations between Bristol and Kenosia, none of which shall exist as of the Closing Date, and (ii) any cash of Kenosia.

•	Under the Kenosia Agreement, Bristol made certain representation and warranties to the Company concerning the business, assets, liabilities and other matters concerning Kenosia. Except as otherwise set forth in the Kenosia Agreement or the disclosure schedules thereunder, Bristol represents that, as of the Closing, Kenosia shall own or have sufficient rights in and to all assets used in its business, free and clear of all liens, debts, security interests and other encumbrances, that Kenosia’s material contracts shall be in full force and effect in accordance with their terms, and that Kenosia will have no financial indebtedness.

•	The Company makes certain representations and warranties under the Kenosia Agreement to Bristol, including that the Company has the authority to consummate the contemplated transactions, and other customary representations.

•	The Kenosia Agreement contains indemnity terms which provided that each party shall indemnify the other party for breaches of representations or warranties made under the agreement, provided that neither party shall be required to pay any damages unless the aggregate amount of such damages exceeds $25,000, and provided further that neither party shall be liable for damages to the other party in excess of $500,000. Notwithstanding such limit, damages for Bristol’s breach of certain representations and warranties related to ownership of the stock in Kenosia, and those related to taxes, shall not be so limited. In addition, Bristol shall continue to be liable for any taxes with respect to Kenosia for the period ending on the Closing Date.

GUPTA TECHNOLOGIES, LLC

          The following is a description of the business and operations and management’s discussion and analysis of Gupta. Except as described elsewhere in this prospectus, the description of business and operations of the Company (including Warp Solutions) is contained in the Company’s most recent Quarterly Report on Form 10-QSB and its our most recent Annual Report on Form 10-KSB and such descriptions and information are incorporated herein by reference.

          You should read the following summary together with the more detailed business information and consolidated financial statements and related notes that appear elsewhere in this prospectus and in the documents that we incorporate by reference into this prospectus. This prospectus may contain certain “forward-looking” information within the meaning of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in “Risk Factors.”

Overview

          Gupta develops, markets and supports software products that enable software programmers to create enterprise class applications, operating on either the Microsoft Windows or Linux operating systems, that are used in large and small businesses and governmental entities around the world. Applications developed using Gupta products are used in mission-critical processes in thousands of businesses worldwide. Everyday, people rely on Gupta products when filling a prescription at their local pharmacy, banking online, shipping a package, riding a train, or shopping at a convenience store. Businesses rely on Gupta products to run their manufacturing operations, track their finances and organize their data.

          Gupta’s flagship products, Team Developer and SQLBase, are specifically designed to meet the demands for enterprise performance and functionality combined with low total cost of ownership. SQLBase is a low/zero-administration relational database that features a high level of security with more than one million copies in use worldwide. It is ideal for rich client applications and environments where it is impractical to have a database administrator. Team Developer is used by over 10,000 developers worldwide and offers an object-oriented, 4GL toolset with built-in version control, customizable coding environment, and native connectivity to most popular databases. It can be used by a single developer or by large teams to develop robust applications in a managed environment. Gupta’s primary customers are independent software vendors (ISVs), value-added resellers (VARs), systems integrators and corporate IT departments.

          While Gupta products can be used independently with other tools and databases, the majority of Gupta’s customers use them in conjunction with each other to develop business applications. A typical customer uses Team Developer to create a software application for a business solution, with SQLBase as the embedded database, and deploys that application within their organization (a corporate user), or sells the application as a proprietary product (ISVs and VARs).

          Gupta sells its products using a traditional software licensing model. Developers buy Team Developer licenses by the seat. SQLBase licenses are sold as either a single workstation version or a multi-user server version on a per seat basis. Gupta additionally offers maintenance and support contracts that allow customers to receive product upgrades and telephone support on an annual basis.

          Gupta in its present form originated in February 2001 when Platinum, a private equity firm in Los Angeles, California, acquired certain assets and liabilities from Centura Software Corporation (“Centura”). These assets and liabilities related principally to the SQLBase and Team Developer product lines and included all rights to the intellectual property, the working capital, fixed assets, contracts, and operating subsidiaries that supported these products. Gupta also hired certain employees from Centura to support the development, sales, technical support, and administration of the acquired assets. Originally founded in 1983 as Plum Computers, Inc., the entity became Gupta Technologies, Inc. in 1984, then Gupta Corporation in 1992, then Centura Software Corporation in 1996. Gupta is a limited liability company formed under the laws of the State of Delaware. In January 2005, Gupta was acquired from Gupta Holdings, LLC, a wholly owned subsidiary of Platinum, by the Company.

          Gupta is based in Redwood Shores, California with offices in Munich, London, and Paris. It has over 1,000 customers in over 50 countries.

Strategy

          Gupta is focused on providing software developers with the most efficient and cost effective tools and database products to create rich software applications that help businesses run more effectively. Whether used by ISVs and VARs to create commercial or custom software applications, or used by IT departments as a corporate development environment, Gupta’s intent is to provide products that:

•	are easy to learn, use and deploy,

•	create rich, enterprise class applications,

•	allow development faster than other products,

•	require little to no maintenance once deployed,

•	provide a high and rapid ROI,

•	allow users to deploy on either Microsoft Windows or Linux operating systems,

•	“shield” users from underlying operating system changes, and

•	allow users to operate their business more profitably.

          One of the reasons Gupta’s customers buy its products is that when creating complex applications using Team Developer with SQLBase as the embedded database, they find that not only is the cost of development lower than using competing products, but the cost of maintaining the application over the following years is lower as well. By staying current with Gupta’s product upgrades and enhancements, they have little to no coding changes they have to make to their application when the underlying operating system is upgraded or enhanced.

          Through December 2004, use of Gupta’s products was limited to the Microsoft Windows operating system. In January 2005, Gupta began supporting selected Linux operating systems. We believe that the commercial use of Linux will increase over the coming years and that it will create the need for more Linux-based business software applications. We also believe that software developers will increasingly have to develop applications that will support both the Microsoft Windows and Linux operating systems. Our intent through Gupta is to provide the market with the premier “cross platform” RAD tool and database products that allow developers to create, maintain and deploy applications using one code line that will operate on both the Microsoft Windows and Linux platforms. With Team Developer for Linux, Gupta’s customers can not only develop applications that run on Linux, they can also recompile their Microsoft Windows based applications written using Team Developer and have them running on Linux in as little as fifteen minutes.

SQLBase

          SQLBase is a true relational database that is transparent to the end-user because of its low/zero administrative requirements and solid reliability. It offers a high level of security by providing encryption on the local machine and in communications over the internet.

          Developers use SQLBase because it seamlessly integrates into their applications. SQLBase provides flexibility by offering a wide variety of connectivity options including OLE DB, ODBC, JDBC, and one of the first .NET data providers. On LinuxSQLBase offers a native C-API, Linux ODBC (iODBC, unixODBC) and JDBC driver to enable C++, Java, PHP and Perl development.

          SQLBase is ideal for desktop, workgroup and Internet applications for multi-user environments where it is impractical to have a database administrator. With SQLBase, companies can manage data far from the corporate data center with administration-free operation and low resource requirements.

     Benefits

•	Reduces operational and support costs through self administration and proven reliability

•	Guarantees data integrity and reduces downtime

•	Protects data on the hard drive and over the wire with triple-DES encryption

•	Provides interoperability via support for latest SQL standards

•	Excellent deployment support

•	Available on Microsoft Windows and Linux

•	Very easy upgrading to new versions

•	Scalable from laptop to workgroup and internet server

Team Developer

          Team Developer provides a complete, integrated visual development environment that includes a database explorer, integrated reporting tool, team-oriented source code management facility, and a powerful component developer facility that enables users to automate and customize their development environments.

          Cross Platform development and deployment offers the choice whether to use Microsoft Windows, Linux or both platforms for application development and deployment. Customers that already have Team Developer for Microsoft Windows applications can easily port them to Linux by using Team Developer for Linux.

          ISVs, VARs and corporate IT departments use Team Developer to quickly develop mission-critical business applications. Using GUPTA’s Team Developer, applications can be developed significantly faster than those built with Java, Delphi and Visual Studio. This allows for smaller development budgets, faster “time to market” and a quicker return on investment.

          Team Developer fully supports COM+ and provides the ability to rapidly develop n-tier applications that may be exposed to multiple front ends, such as Web browsers or Microsoft Windows style applications. Because of its high-level language, Team Developer provides greater productivity by allowing developers to focus on solving business problems — instead of writing volumes of complex code.

          Team Developer has always provided substantial business value in preserving customers’ intellectual property by ensuring applications can be easily migrated forward to the next- generation development platform. Many customers who initially created 16-bit applications were able to quickly and easily re-compile them in Team Developer/32 and re-deploy. Backward compatibility allows customers to use all their resources for new development instead of spending money over and over again to recode existing functionality on new technology.

Benefits

•	Cross Platform Microsoft Windows and Linux development and deployment

•	Allows users to react quickly to new customer requirements

•	Embraces latest technologies, such as XML and Web Services

•	Protects code investments through backward compatibility

•	Rapid prototyping and rapid coding keep development cost low

•	Open technology that allows users access to multiple data sources

Maintenance and Support

          Gupta provides its subscribing customers with around-the-clock telephone support, comprehensive product and technical expertise, and the rights to future software upgrades and enhancements and technical fixes. Customers licensing Gupta’s software have the right to buy annual “Gupta License Services” (GLS) contracts that give them the right to receive product upgrades and enhancements and technical fixes for a year period with the option to renew annually. Gupta also offer customers telephone technical support contracts that give them access to Gupta’s technical support staff to assist them with technical issues. Support contracts are offered providing a range of service levels based on price. Customers can sign up for programs that allow them from three calls to Gupta’s support center during normal business hours up to unlimited 24/7 technical support.

Sales and Marketing

          Gupta currently uses both indirect and direct sales models, based on geography. In Europe, which accounted for 57% of Gupta’s revenue in 2004, Gupta uses an indirect sales channel relying on VARs and distributors to sell its products to end users. Gupta’s sales and marketing team in Europe works directly with its VAR partners to help them market and sell Gupta’s products by engaging in joint efforts to meet with their customers, attend their roadshows, provide technical support and training and attending major technology trade events. In North America, which accounted for 32% of Gupta’s revenue for 2004, Gupta relies on direct sales force to sell its products. Gupta is currently working on developing an indirect channel in North America. Gupta is targeting VARs and ISVs, similar to ones Gupta is successfully working with in Europe, to partner with in selling Gupta’s products. Throughout Latin America and AsiaPacific, which accounted for 11% of Gupta’s revenue in 2004, Gupta uses an indirect sales model similar to Europe. It is Gupta’s intent to increase its marketing activities worldwide in 2005 to increase Gupta brand awareness, attract new partners and customers and generate increased revenues.

Software Product Development

          Gupta’s software development effort is based in its Redwood Shores, California office and currently consists of 15 employees of Gupta and another 30 full-time contractors based in India. It is Gupta’s intent to continue developing enhanced functionality in Gupta’s existing products. Gupta is currently working on the next generation Team Developer product which will include a new graphical user interface that supports UNICODE and adds a number of new objects for creating rich-client applications. This new version will also allow developers to consume web services from J2EE or .Net as well as create web services providing a rapid approach to Enterprise Data Integration and Enterprise Application Integration. Database connectivity will also be expanded to include connectivity to MySQL, SYBASE, ORACLE, IBM’s DB2, SQLServer and others. SQLBase development is moving forward with UNICODE support, auto increment columns, better security and performance.

Intellectual Property and Proprietary Rights

          We regard certain aspects of Gupta’s operations, products and documentation as proprietary. We do not own any patents on Gupta’s intellectual properties. We rely on a combination of copyright, trademark and trade secret laws and other measures to protect our proprietary rights. We also rely on contractual restrictions in Gupta’s agreements with customers, employees and others to protect our intellectual property rights. However, in certain foreign countries, effective copyright and trade secret protection may be unavailable or the laws of these other jurisdictions may not protect our proprietary technology rights to the same extent as the laws of the United States. Failure to obtain and/or maintain appropriate patent, copyright or trade secret protection either in the United States or in certain foreign countries, for any reason, may have a material adverse effect on Gupta’s business, operating results and financial condition.

          Gupta licenses software and technology from third parties, including some competitors, and incorporates them into its own software products, some of which are critical to the operation of Gupta’s software.

          The source code for Gupta’s software products is protected both as a trade secret and as a copyrighted work. Some of Gupta’s customers are beneficiaries of a source code escrow account arrangement which enables the customer to obtain a contingent future limited right to use Gupta’s source code solely for the customer’s internal use. If Gupta’s source code is accessed, the likelihood of misappropriation or other misuse of Gupta’s intellectual property may increase.

          We believe that Gupta’s copyrights, trademarks and other proprietary rights do not infringe upon the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against Gupta in the future with respect to current or future products or that any such assertion will not require Gupta to enter into royalty arrangements or result in litigation.

Competition

          The market for application development tools and databases is extremely competitive and contains a number of companies that are larger, more established and better financed than Gupta. Development tools for the Microsoft Windows marketplace include Microsoft’s Visual Studio, Borland’s Delphi™, Raining Data’s Omnis and SYBASE PowerBuilder. Visual Studio comprises over 90% of the Microsoft Windows-based application development market. The remaining 10% is divided among Gupta, Borland, Raining Data, SYBASE and other smaller players like Revelation and TrollTech.

          Embeddable databases in the Microsoft Windows marketplace include Microsoft’s SQLServer, Microsoft SQLServer Express (formerly MSDE), Microsoft Access, Oracle’s Personal Oracle, Sybase’s SQL Anywhere and MySQL. There are additionally a number of smaller companies that compete in this market as well.

          Due to Linux’ recent emergence, there are fewer established competitors in its development environment. Borland’s Kylix and Raining Data’s Omnis are the only other fully integrated development tools for Linux of which we are aware. There are a number of open source tools available for Linux application developers over the internet that offer certain components that can become part of an integrated development environment; however, we are not aware of any other fully integrated development tools that are being developed and supported on a commercial basis.

          Competitors in the Linux embeddable database market include MySQL, ORACLE10g, PostgreSQL, FireFox, SleepyCat and about 30 other non-commercial single-user database engines.

          We believe that Gupta currently has a competitive advantage in providing the only fully integrated development environment that supports both Microsoft Windows and Linux based software application development using the same code line. Due to the early nature of the market for Linux based business software applications and due to the fact that there are larger, better capitalized companies in the development tool and database marketplace, there is no assurance that Gupta can maintain a competitive position.

Personnel

          As of December 31, 2004, Gupta employed 58 people, including 25 in sales and marketing, 15 in research and development, 8 in technical support and 10 in administration. None of Gupta’s employees are covered by a labor union.

GUPTA PROPERTIES

Facilities

          Gupta leases 6,319 square feet of office space at its headquarters in Redwood Shores, California, and 5,349 square feet of office space in Munich, Germany. Gupta additionally leases small sales offices in Paris and London.

GUPTA LEGAL PROCEEDINGS

          1. Hermann von Drateln v. Gupta Mexico.

          On April 1, 2002, Herman von Drateln (“HD”), a former employee of Gupta, filed a wrongful termination action in Mexico against Gupta, Gupta’s Mexican subsidiary Gupta Technologies, S.A. de C.V. (“Gupta Mexico”), as well as five other US defendants and another Mexican defendant (the “Labor Action”). The Labor Action seeks approximately US $350,000 in damages, plus back pay from the date of the alleged wrongful termination (February 4, 2002). In June 2005, the labor court entered its ruling, dismissing all of Mr. von Drateln’s claims. If Mr. von Drateln does not file an amparo (appeal) of the dismissal in a timely manner, he will be precluded from bringing his claims again in any Mexico labor court. HD has not filed an appeal of the dismissal as of the date of this prospectus. Gupta has and intends to continue to defend itself vigorously. There is no indication at present whether the lawsuit will have a material effect on Gupta’s or the Company’s financial condition, results of operations or liquidity.

          2. Gupta Technologies, LLC v. Hermann von Drateln.

          In August 2002, Gupta US filed a lawsuit against HD in Santa Clara County, California, alleging fraud, libel, and breach of his employment contract. In May 2003, HD’s attorney withdrew from the case; subsequently, the case was stayed due to HD’s Chapter 13 bankruptcy filing. The case status is still “confirmed” with no future hearing date set. It is unclear, whether, if Gupta were to prevail in this matter, any award of damages would offset damages, if any, awarded to HD in the matter referenced above, or whether other creditors of HD would have superior claims on any such damage award.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS OF GUPTA

Critical Accounting Policies and Estimates

          The discussion and analysis of Gupta’s financial condition and results of operations is based on Gupta’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States and which accompany this prospectus. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent liabilities.

          On an on-going basis, we evaluate our estimates, including those related to revenue recognition and accounting for intangible assets. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

          We have identified the accounting policies below as the policies critical to Gupta’s business operations and the understanding of Gupta’s results of operations. We believe the following critical accounting policies and the related judgments and estimates affect the preparation of Gupta’s consolidated financial statements:

REVENUE RECOGNITION. Revenues are derived from the licensing of software, maintenance contracts, training, and other consulting services.

          Gupta recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended. In arrangements that include rights to multiple software products and/or services, Gupta allocates and defers revenue for the undelivered items, based on vendor-specific objective evidence of fair value, and recognizes the difference between the total arrangement fee and the amount deferred for the undelivered items as revenue. In arrangements in which Gupta does not have vendor-specific objective evidence of fair value of maintenance, and maintenance is the only undelivered item, Gupta recognizes the total arrangement fee ratably over the contractual maintenance term.

          Software license revenues are recognized upon receipt of a purchase order and delivery of software, provided that the license fee is fixed or determinable; no significant production, modification, or customization of the software is required; and collection is considered probable by management. For licensing of Gupta’s software through its indirect sales channel, revenue is recognized when the distributor sells the software to its end-users, including value-added resellers. For licensing of Gupta’s software to independent software vendors, revenue is recognized upon shipment to the independent software vendors.

          Service revenue for maintenance contracts is deferred and recognized ratably over the term of the agreement. Revenue from training and other consulting services is recognized as the related services are performed.

INTANGIBLE ASSETS. We assess the impairment of identifiable intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider to be important which could trigger an impairment review include the following:

•	Significant underperformance relative to expected historical or projected future operating results;

•	Timing of Gupta’s revenue, significant changes in the manner of use of the acquired assets or the strategy for the overall business; and

•	Significant negative industry or economic trends.

          When we determine that the carrying value of intangibles and other long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment and the carrying value of the asset cannot be recovered from projected undiscounted cash flows, we record an impairment charge. We measure any impairment based on a projected discounted cash flow method using a discount rate determined by Gupta’s management to be commensurate with the risk inherent in the current business model. Significant management judgment is required in determining whether an indicator of impairment exists and in projecting cash flows.

Results of Operations

          The following table sets forth certain Consolidated Statement of Operations data for Gupta in total dollars, as a percentage of total revenue and as a percentage change from the prior year. Cost of license revenue and the cost of service revenue are expressed as a percentage of the related revenue. This information should be read in conjunction with Gupta’s Consolidated Financial Statements and the notes thereto included elsewhere in this prospectus.

	Twelve Months Ended			Twelve Months Ended
	December 31, 2004			December 31, 2003
	Amounts	% of Net	Percent	Amounts	% of Net
	in $000’s	Revenues	Change	in $000’s	Revenues
Revenues
Licenses	$6,848	43.3%	5.6%	$6,487	40.8%
Services	8,960	56.7%	(4.7)%	9,402	59.2%

Total net revenues	15,808	100.0%	(0.5)%	15,889	100.0%
Cost of revenues
Cost of license revenues (as a% of license revenues)	215	3.1%	(19.8%	268	4.1%
Cost of service revenues (as a% of service revenues)	885	9.9%	(12.0)%	1,006	10.7%
Amortization of developed technology	395	2.5%	0.0%	395	2.5%
Operating expenses
Selling and marketing	5,109	32.3%	3.4%	4,943	31.1%
Research and development	2,631	16.6%	(1.7)%	2,677	16.8%
General and administrative	2,907	18.4%	(10.2)%	3,237	20.4%
Management fees to Platinum Equity, LLC	3,319	21.0%	(55.8)%	7,513	47.3%
Depreciation and amortization	995	6.3%	(6.5)%	1,064	6.7%

Total operating expenses	14,961	94.6%	(23.0)%	19,434	122.3%

Operating loss	(648)	(4.1)%	(87.6)%	(5,214)	(32.8)%
Other income (expense), net	(44)	(0.3)%	(116.9)%	261	1.6%

Loss before income taxes	(692)	(4.4)%	(86.0)%	(4,953)	(31.2)%
Provision for income taxes	288	1.8%	(5.0)%	303	1.9%

Net loss	$(980)	(6.2)%	(81.4)%	$(5,256)	(33.1)%

Revenue

NET REVENUE. Gupta’s revenue is derived principally from two sources: fees from software licensing and fees for services, including maintenance, technical support, consulting and training. Gupta licenses its software on a per-user or per-server basis. Gupta’s products are all “shrinkwrap” type software and there is no customizing or modification of the product required, either by Gupta or its customers, to complete a sale. Revenue remained relatively consistent from 2003 to 2004 with a slight 0.5% decrease between years. The revenue mix changed slightly with license sales increasing by 5.6% while service revenue decreased by 4.7%. While Gupta is committed to research and development efforts that are designed to allow Gupta to penetrate new markets and generate new sources of revenue, such efforts may not result in additional products, services or revenue.

Cost of Revenue

COST OF LICENSE REVENUE. Cost of license revenue is comprised of direct costs associated with software license sales including software packaging, documentation, physical media costs and distribution. Cost of license revenue decreased by 1%, as a percentage of the related revenue in fiscal 2004 as compared to fiscal 2003 due to decreased distribution costs.

COST OF SERVICE REVENUE. Cost of service revenue consists of technical support, all of which is primarily personnel related costs. The decrease in cost of service revenue in fiscal 2004 as compared to fiscal 2003 is attributable to a decrease in the technical support department headcount between years.

AMORTIZATION OF DEVELOPED TECHNOLOGY. Developed technology is being amortized on a straight line basis over a seven year period.

Operating Expenses

SELLING AND MARKETING. Selling and marketing expense consists primarily of salaries, commissions, benefits, advertising, tradeshows, travel and overhead costs for Gupta’s sales and marketing personnel. The increase in selling and marketing expense in fiscal 2004 as compared to fiscal 2003 was primarily due to increased marketing efforts in North America to increase market awareness of the Company within the VAR community. We anticipate that selling and marketing costs for Gupta’s products will continue to increase, both in dollars and percentage of revenue in 2005, as we further develop Gupta’s sales channels, not only in North America, but worldwide.

RESEARCH AND DEVELOPMENT. Research and development expense consists primarily of salaries and other personnel-related expenses for engineering personnel, expensible hardware and software costs, overhead costs and costs of contractors. Spending remained relatively constant from 2003 to 2004 showing only a slight decrease. We anticipate that research and development spending will increase, both in dollars and as a percentage of revenue, in 2005 as we continue to enhance Gupta’s existing products and also release a Linux version of Gupta’s development tool product. Such efforts may not generate sufficient revenue, if any, to offset the research and development expense.

GENERAL AND ADMINISTRATIVE. General and administrative expense consists primarily of costs associated with Gupta’s finance, human resources, legal, facilities and other administrative functions. These costs consist principally of salaries and other personnel-related expenses, professional fees, facilities costs and overhead costs. The decrease in general and administrative spending in fiscal 2004 as compared to fiscal 2003 was a result of decreased facilities costs resulting from closing Gupta’s Seattle office in May, 2003, and decreased outside legal and accounting fees in 2004 compared to 2003.

MANAGEMENT FEES TO PLATINUM EQUITY, LLC. As of December 31, 2004, Gupta was a single member limited liability company, with 100% of its membership interests owned by Gupta Holdings, LLC, a wholly-owned subsidiary of Platinum. At December 31, 2004, Gupta was party to a management agreement with Platinum that required Platinum to provide Gupta with financial, management and strategic services. Platinum charged Gupta $3,319,000 and $7,513,000 in 2004 and 2003, respectively, for management fees under this arrangement. It was Platinum’s policy to maintain only minimum operating cash balances in Gupta. As of January, 31, 2005, Gupta was acquired by the Company. These fees did not continue beyond the acquisition date.

DEPRECIATION AND AMORTIZATION. Gupta amortizes the intangible asset relating to customer relationships on a straight line basis over a seven year period which amounted to $939,000 in both 2003 and 2004. The remaining amount represents depreciation on fixed assets in the amount of $56,000 in 2004 and $125,000 in 2003.

OTHER INCOME (EXPENSE). Other expense consists primarily gains and losses on foreign currency transactions. Due to the uncertainty in exchange rates, Gupta may experience transaction gains or losses in future periods, the effect of which cannot be determined at this time.

Liquidity and Capital Resources

          At December 31, 2004, Gupta had $355,000 in cash. It was Platinum’s policy to keep minimum operating cash balances at Gupta. Cash in excess of the amount needed to fund operations was transferred to Platinum to pay for management fees. For 2004 and 2003, Platinum charged Gupta management fees of $3,319,000 and $7,513,000, respectively, resulting in cash payments to Platinum of $3,388,212 and $6,577,151, respectively. Additionally, during January 2005, an additional cash payment of $1,072,000 was made to Platinum and $774,000 forgiven by Platinum, in anticipation of the sale of Gupta to the Company. As of January, 31, 2005, Gupta was acquired by the Company. As part of the acquisition, the Company provided $400,000 in cash to Gupta as working capital.

          We believe that Gupta’s cash flow from operating activities will be sufficient to meet its operating and capital expenditure requirements for the year ending June 30, 2005. We are committed to research and development efforts that are intended to allow Gupta to penetrate new markets and generate new sources of revenue and improve operating results. However, Gupta’s research and development efforts have required, and will continue to require, cash outlays without the immediate or short-term receipt of related revenue. Gupta’s ability to service any long-term debt and meet its expenditure requirements is dependent upon its future financial performance, which will be affected by, among other things, prevailing economic conditions, Gupta’s ability to penetrate new markets and attract new customers, market acceptance of Gupta’s new and existing products and services, the success of research and development efforts and other factors beyond our control.

          Gupta had no material commitments for capital expenditures at December 31, 2004.

USE OF PROCEEDS

          The proceeds from the sale of the Common Stock offered by this prospectus are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of these shares.

          A portion of the shares we are registering are shares which we have reserved for issuance upon the exercise of warrants. We will receive proceeds from the exercise of warrants entitling the selling stockholders to purchase 280,000 shares of our Common Stock at an exercise price of $4.75 per share, 75,000 shares at an exercise price of $2.25 per share, and 956,601 shares at an exercise price of $1.25 per share. The Company cannot anticipate whether any warrants will be exercised. If all warrants held by the selling stockholders are exercised, we will receive up to $26,648,370.33 in proceeds. However, all of the warrants contain cashless exercise provisions which would allow the holder exercising the warrant to pay the exercise price by reducing the number of shares to be issued upon exercise of the warrant. If holders of the warrants elect this feature, the Company would not receive cash proceeds from such an exercise. We anticipate that any proceeds from the exercise of warrants by the selling stockholders will be used for working capital and other general corporate purposes. Pending the application of any proceeds from the exercise of warrants, if any, by the selling stockholders, we expect to invest the proceeds in short-term, interest-bearing, investment-grade securities.

ISSUANCE OF PREFERRED STOCK AND WARRANTS TO SELLING STOCKHOLDERS

     On January 31, 2005, the Company entered into a series of transactions resulting in the issuance of preferred stock, warrants and subordinated notes to investors. These securities were issued primarily to finance the acquisition of Gupta. Under these transactions, described below, investors purchased Series C preferred stock or subordinated notes convertible into Series C preferred stock and were issued Warrants to purchase Series C preferred stock in connection with such issuances. The decision to purchase and sell Series C preferred shares or subordinated notes was made by the different investors and the Company after negotiation and taking into consideration the investor’s preferences, the Company’s financing needs and the Company’s debt-to-equity ratios.

     On January 31, 2005, the Company entered into certain Series C Subscription Agreements (collectively, the “Subscription Agreement”), with the Investors as identified therein (collectively, the “Investors”). Under the Subscription Agreement, the Company sold certain Series C Convertible Notes (the “Series C Notes”) convertible into a new series of Preferred Stock, the “Series C Stock” with a par value of $.00001 per share, and Warrants to acquire Common Stock. The Company issued total aggregate principal amount of Series C Notes equal to $8,475,000. In addition, certain convertible promissory notes in the aggregate principal amount of $2,250,000 issued by the Company in October 2004, December 2004 and January 2005 in order to fund the non-refundable fees paid to the Seller, Gupta Holdings LLC, in connection with the acquisition from Gupta Holdings LLC of Gupta (which were credited against the purchase price at the closing of the acquisition of Gupta), were converted into an aggregate of $2,409,253 of Series C Notes. On March 31, 2005, all amounts of principal and interest due under all the Series C Notes converted into 10,993,095 shares of Series C Stock (which is convertible into an equal number of shares of the Company’s Common Stock), plus Warrants to acquire 10,993,095 shares of the Company’s Common Stock. On April 4, 2005, the Company issued 3,000,000 shares of Series C Stock, and Warrants to acquire 3,000,000 shares of Common Stock under the Subscription Agreement in exchange for a purchase price of $3,000,000. The Warrants have an exercise price of $1.25 and a five-year term. As described under “Description of Securities,” at the election of the Company, dividends on the Series C Stock may be paid in shares of Common Stock.

     To partially fund the Gupta acquisition, the Company also entered into a Senior Note and Warrant Purchase Agreement (the “Senior Note Agreement”), as of January 31, 2005, by and among the Company and the Purchasers (the “Senior Noteholders”) identified therein. Under the Senior Note Agreement, the Company received proceeds of $6,825,000. Most of the proceeds were used to fund a portion of the purchase price in the Gupta acquisition and the remainder of the proceeds was used for working capital purposes. Under the Senior Note Agreement, the Senior Noteholders received warrants to purchase 2,670,000 shares of Common Stock (the “Senior Lender Warrants”). The Warrants have an exercise price of $1.25 and a five year term.

     The Company also entered into that certain Subordinated Note and Warrant Purchase Agreement (the “Subordinated Note Agreement”), as of January 31, 2005, by and among the Company and the Purchasers (the “Subordinated Noteholders”) identified therein. Under the Subordinated Note Agreement, Subordinated Noteholders who purchased an aggregate of $2,500,000 principal amounts under the Subordinated Notes have the right to convert all such principal amounts into such number of shares of Common Stock equal to the principal amount due under the Subordinated Note divided by $1.00. Interest on the Subordinated debt is to be paid in registered shares of Common Stock based on the accrued interest divided by the price of the Company’s Common Stock immediately prior to payment. In addition to the Subordinated Notes, the Subordinated Noteholders received warrants to purchase 2,500,000 shares of Common Stock (the “Subordinated Lender Warrants”). The Warrants have an exercise price of $1.25 and a five year term.

     In connection with the sales of the Bridge Notes, the Series C Notes, the Senior Notes and the Subordinated Notes under the financing agreements described above, the Company incurred brokers or finders fees and commissions of a total of $1,058,900. In addition, the Company has committed to issue to such brokers and finders warrants (the “Broker Warrants”) to acquire up to an aggregate of 1,311,601 shares of Common Stock. These warrants are exercisable for a period of five years. Warrants to acquire 280,000 shares have an exercise price of $4.75 per share, warrants to acquire 75,000 shares have an exercise price of $2.25 per share, and warrants to acquire 956,601 shares have an exercise price of $1.25 per share.

SELLING STOCKHOLDERS

     The table below sets forth as of June 15, 2005 the name of each selling stockholder, the number of shares of Common Stock beneficially owned by each selling stockholder, the maximum number of such shares that each selling stockholder may offer and sell pursuant to this prospectus, and as adjusted to give effect to the sale of the shares covered by this prospectus. For purposes of this table, shares of Common Stock beneficially owned by each selling stockholder includes shares that may be issued upon conversion of Series C Stock held by such selling stockholder, upon the exercise of outstanding warrants held by such selling stockholder, in payment of dividends on outstanding shares of Series C Stock held by such selling stockholder, in payment of interest on outstanding Subordinated Notes held by such selling stockholder and upon conversion of the outstanding principal amount of Subordinated Notes held by such selling stockholder. For purposes of this table, the number of shares of Common Stock payable as dividends on the Series C Stock (x) is based on 90% of the average of the high and low prices of the Common Stock on March 31, 2005, and (y) assumes that the selling stockholder has not converted the shares of Series C Stock that it holds as of the date of each quarterly dividend payment and that the Company elects to make such dividend payments in stock for a period of two years after the issuance of the Series C Stock. For purposes of this table, the number of shares of Common Stock payable as interest on the Subordinated Notes held by a selling stockholder assumes that such stockholder has not converted such note into shares of Common Stock as of the time interest payments are made, that the Company makes such interest payments in stock, and that the number of shares is based on 90% of the average of the high and low prices of the Common Stock on March 31, 2005. For purposes of this table, shares of Common Stock that may be issued in payment of dividends on the Series C Stock and in payment of interest on the Subordinated Notes are allocated among the selling stockholders in proportion to the number of shares of Series C Stock and the outstanding principal amount of the Subordinated Notes held by each such selling stockholder. As of the date of this prospectus, none of the selling shareholders has converted or exercised any convertible or exercisable securities noted above, nor has the Company paid any dividends or interest on any such securities in shares of Common Stock.

     Each selling stockholder may sell all, some or none of its shares, and no estimate can be made of the aggregate number or percentage of shares that each selling stockholder will own upon completion of the offering to which this prospectus relates. Accordingly, each selling stockholder has been presumed to sell all of his, her or its shares offered pursuant to this prospectus for purposes of calculating the “Number of Shares Owned After Completion of Offering” in the table below. See “Plan of Distribution” below.

     We prepared this table based on the information supplied to us by the selling stockholders. The selling stockholders may have sold or transferred in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, some or all of their shares since the date on which the information in the table is presented. Information about the selling stockholders may change over time. Any changed information will be set forth in prospectus supplements.

     The shares offered by this prospectus may be offered from time to time by and for the respective accounts of the selling stockholders named below or by its permitted pledgees, donees, transferees, beneficiaries, distributees or successors-in-interest selling shares received after the date of this prospectus from the selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.

     The number of shares owned before the offering, and the number of shares offered pursuant to this prospectus, include shares issuable upon the exercise of warrants held by certain of the selling stockholders.

     As of June 15, 2005, there were approximately 3,110,800 shares of our Common Stock outstanding.

	Number of Shares Owned		Number of Shares	Number of Shares Owned
	Before Offering(1)		Offered Pursuant to	After Completion of the Offering
Selling Stockholder	Amount	Percent	this Prospectus(1)	Amount	Percent
A.J. DiScala	53,046	1.68%	53,046	—	*
Andrew Cohen Profit Sharing Plan (17)	242,530	7.26%	215,881	26,649	0.80%
Asset Managers International Ltd. (11)	2,452,609	44.08%	2,452,609	—	*
B/T Investors, a General Partnership (15)	380,036	10.89%	380,036	—	*
Carmignac Infotech (7)	641,854	17.18%	625,037	16,817	*
Carmignac Technologies (7)	1,458,419	31.92%	1,458,419	—	*
Carnegie Fund (2)	460,379	13.81%	215,881	244,498	7.33%
Chattanooga Ventures(13)	107,530	3.34%	107,530	—	*
Christian Kirsebom (18)	148,148	4.56%	136,384	11,764	*
Corey Sauerbrey	107,495	3.34%	107,495	—	*
Crestview Capital Master, LLC (8)	9,129,720	74.59%	9,129,720	—	*
DCOFI Master LDC (10)	5,951,028	65.67%	5,951,028	—	*
Gene Salkind	136,384	4.20%	136,384	—	*
Gibralt Capital Corporation (14)	483,727	13.46%	483,727	—	*
Griffin Crossover Fund (11)(18)	48,723	1.54%	48,723	—	*
Gupta Holdings, LLC (9)	4,616,316	59.74%	4,616,316	—	*
Gus Bottazzi (16)	415,881	11.79%	215,881	200,000	5.67%
ISIS Acquisition Partners II, LLC (12)	1,357,786	33.28%	593,671	764,115	18.73%
ISIS Acquisition Partners, LLC (12)	496,221	13.76%	496,221	—	*
ISIS Capital Management, LLC (12)	2,814,443	47.50%	2,613,529	200,914	3.39%
ISIS Capital Management, LLC (12)	37,024	1.18%	37,024	—	*
Keith A. Hanson	153,180	4.72%	132,956	20,224	*
Maurice & Stacey Gozlan	134,861	4.26%	53,971	80,890	2.56%
Michael Berkowitz	224,451	6.73%	224,451	—	*
OXA Trade and Finance Inc. (3)	647,641	17.23%	647,641	—	*
Pogue Capital International Ltd (3)	522,907	14.73%	431,761	91,146	2.57%
Prashant Parekh	104,173	3.24%	104,173	—	*
Richard Weinstein	316,012	9.22%	316,012	—	*
SEB Asset Management (5)	4,166,911	57.26%	4,166,911	—	*
Steven Grodko (18)	104,173	3.24%	104,173	—	*
Titan Capital Management (6)	208,346	6.28%	208,346	—	*
Varon Family Trust (4)	391,114	11.26%	352,367	38,747	1.12%
Vijay Desai	104,173	3.24%	104,173	—	*
Griffin Securities, Inc. (19)(20)	58,911	1.86%	54,306	4,605	*
Friendly Capital LLC Defined Benefit Plan (18)(20)	162,919	4.98%	162,919	—	*
Robert Giannini (18)	588,344	15.90%	586,507	1,837	*
Slavatore Saraceno (18)	34,421	1.09%	32,584	1,837	*
Mark Zizzamia (18)	34,421	1.09%	32,584	1,837	*
Irrevocable Trust dated December 28, 2004 f/b/o Olivia Skriloff (21)	20,000	*	20,000	—	*
Irrevocable Trust dated December 28, 2004 f/b/o Samuel Skriloff (21)	20,000	*	20,000	—	*
David Skriloff (18)	48,750	1.54%	48,750	—	*
DCI Master LDC (22)	266,250	7.88%	266,250	—	*
B/T Business & Technology (15)	87,701	2.74%	87,701	—	*

*	Less than one percent.

(1)	The number of shares owned before the offering and the number of shares offered pursuant to this prospectus includes: (x) an aggregate of 36,967,791 shares of Common Stock issuable upon conversion of Series C Stock held by the selling stockholders, upon the exercise of outstanding warrants held by the selling stockholders or upon conversion of the outstanding principal amount of Subordinated Notes held by the selling stockholders, which shares are deemed to be beneficially owned in accordance with Rule 13d-3(d) under the Securities Exchange Act, plus (y) an aggregate of up to 1,265,287 shares of Common Stock issuable in payment of dividends on outstanding shares of Series C Stock held by certain selling stockholders, at the option of the Company, or issuable in payment of interest on outstanding Subordinated Notes held by certain selling stockholders.

(2)	Messrs. Mikael Kadri and Viktor Rehnqvist exercise voting and investment power over the shares held by this entity. Messrs. Kadri and Rehnqvist disclaim beneficial ownership of these shares except to the extent of their pecuniary interests therein.

(3)	Ms. Mai Pogue exercises voting and investment power over the shares held by this entity. Ms. Pogue disclaims beneficial ownership of the shares, except to the extent of her pecuniary interest therein.

(4)	Mr. Benny Varon and Ms. Elizabeth Varon exercise voting and investment power over the shares held by this entity. Mr. and Ms. Varon disclaim beneficial ownership of the shares, except to the extent of their pecuniary interests therein.

(5)	Mr. Tobias Hagstrom exercises voting and investment power over the shares held by this entity. Mr. Hagstrom disclaims beneficial ownership of the shares, except to the extent of his pecuniary interests therein.

(6)	Mr. Steven Slawson and Mr. Walter Schenker exercise voting and investment power over the shares held by this entity. Mr. Slawson and Mr. Schenker disclaim beneficial ownership of the shares, except to the extent of their pecuniary interests therein.

(7)	Mr. Rajesh Varma exercises voting and investment power over the shares held by this entity. Mr. Varma disclaims beneficial ownership of the shares, except to the extent of his pecuniary interests therein.

(8)	Mr. Robert Hoyt exercises voting and investment power over the shares held by this entity. Mr. Hoyt disclaims beneficial ownership of the shares, except to the extent of his pecuniary interests therein.

(9)	Mr. Tom T. Gores, Mr. Jerome N. Gold, Mr. Robert J. Joubran and Ms. Eva Kawalski exercise voting and investment power over the shares held by this entity. Mr. Gores, Mr. Gold, Mr. Joubran and Ms. Kawalski disclaim beneficial ownership of the shares, except to the extent of their pecuniary interests therein.

(10)	Mr. Jeff Haas exercises voting and investment power over the shares held by this entity. Mr. Haas disclaims beneficial ownership of the shares, except to the extent of his pecuniary interests therein.

(11)	Mr. Manuel D. Ron exercises voting and investment power over the shares held by this entity. Mr. Ron disclaims beneficial ownership of the shares, except to the extent of his pecuniary interests therein.

(12)	Mr. Rodney A. Bienvenu, Jr. and Mr. Ernest C. Mysogland exercise voting and investment power over the shares held by this entity. Mr. Bienvenu and Mr. Mysogland disclaim beneficial ownership of the shares, except to the extent of their pecuniary interests therein. Mr. Bienvenu is the Chairman and Chief Executive Officer of the Company. Mr. Mysogland is the Chief Legal Officer of the Company.

(13)	Mr. John Cranmer exercises voting and investment power over the shares held by this entity. Mr. Cranmer disclaims beneficial ownership of the shares, except to the extent of his pecuniary interests therein.

(14)	Mr. John Ciampi exercises voting and investment power over the shares held by this entity. Mr. Cranmer disclaims beneficial ownership of the shares, except to the extent of his pecuniary interests therein.

(15)	Mr. Brian Sisko exercises voting and investment power over the shares held by this entity. Mr. Sisko disclaims beneficial ownership of the shares, except to the extent of his pecuniary interests therein. Mr. Sisko is the Chief Operating Officer of the Company.

(16)	Mr. Gus Bottazzi is a former director, and the former President, of the Company.

(17)	Mr. Andrew Cohen exercises voting and investment power over the shares held by this entity.

(18)	The selling stockholder is an affiliate of a registered broker-dealer. The selling stockholder has represented to us that he, she or it acquired the securities to be resold in his, her or its ordinary course of business and, at the time of the acquisition, the selling stockholder had no agreements with any other persons, either directly or indirectly, to dispose of the securities.

(19)	Griffin Securities, Inc, is a registered broker-dealer. Griffin Securities, acquired the securities to be resold as transaction based compensation for investment banking services. Griffin Securities provided placement agent and advisory services to the Company in connection with the private equity offering of the Series C Stock, as well as on the senior and subordinated debt financings described herein. In exchange for such services, Griffin received warrants to purchase of an amount equal to ten (10) percent of the securities issued in such equity and debt financings to investors introduced to the Company by Griffin.

(20)	Mr. Adrian Stecyk, the Chief Executive Officer of Griffin Securities, Inc. exercises voting and investment power over the shares held by this entity. Mr. Stecyk disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein.

(21)	Mr. David Skriloff exercises voting and investment power over the shares held by this entity. Mr. Skriloff disclaims beneficial ownership of the shares, except to the extent of his pecuniary interests therein.

(22)	Mr. Michael Crow exercises voting and investment power over the shares held by this entity. Mr. Crow disclaims beneficial ownership of the shares, except to the extent of his pecuniary interests therein.

     Each of the selling stockholders represented to us at the time that he, she or it acquired the Series C Stock and warrants to purchase Common Stock, that he, she or it was acquiring the shares from us without any present intention of effecting a distribution of those shares. In recognition of the fact that the selling stockholders may want to sell their shares when they consider appropriate, we agreed to file with the Securities and Exchange Commission a registration statement (of which this prospectus is a part) to permit the public sales of the shares by the selling stockholders from time to time.

     We will bear substantially all costs and expenses incident to the offering and sale of the shares to the public including legal fees and disbursements of counsel, “blue sky” expenses, accounting fees and filing fees, but excluding any underwriting or brokerage commissions or similar charges. See “Plan of Distribution” below.

PLAN OF DISTRIBUTION

     We are registering shares on behalf of the selling stockholders. As used in this prospectus, “selling stockholders” includes donees, pledgees, transferees and other successors-in-interest selling shares of Common Stock received from the named selling stockholders after the date of this prospectus. We will receive none of the proceeds from this offering. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders.

     Resale of the shares by the selling stockholders are not subject to any underwriting agreement. The shares covered by this prospectus may be sold by the selling stockholders or by their permitted pledgees, donees, transferees, beneficiaries, distributees or successors-in-interest selling shares received after the date of this prospectus from the selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares offered by the selling stockholders may be sold from time to time.

•	at fixed prices;

•	at market prices prevailing at the time of sale;

•	at varying prices determined at the time of sale;

•	at prices relating to such prevailing market prices; or

•	at negotiated prices.

     Such sales may be effected in the over-the-counter market or on any exchange on which the shares may then be listed. The shares may be sold by one or more of the following:

•	one or more block trades in which a broker or dealer so engaged will attempt to sell all or a portion of the shares held by the selling stockholder as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	at ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	in privately negotiated transactions;

•	by short sales;

•	through the writing in settlement of options or other hedging transactions, whether through an option exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	by a combination of any such methods of sale; and

•	through other means permitted pursuant to applicable law.

     There is no assurance that the selling stockholders will sell any or all of the shares offered by them. The selling stockholders may effect such transactions by selling shares through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the shares, or at private sales or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the selling stockholders and/or purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Any broker-dealers that participate with the selling stockholders in the distribution of the shares may be deemed to be underwriters, and any commissions received by them and any profit on the resale of the shares positioned by them might be deemed to be underwriting compensation, within the meaning of the Securities Act of 1933, in connection with such sales. To the extent that any selling stockholder is an affiliate of a registered broker-dealer and did not acquire the securities that such selling stockholder may offer and sell under this prospectus in the ordinary course of business or had an agreement or understanding to dispose of such securities at the time of purchase, such selling stockholder is deemed to be an underwriter in this offering by the SEC. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

     In connection with sales of its Common Stock and if permitted by law, the selling stockholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the Common Stock in the course of hedging their positions. The selling stockholders may also sell the Common Stock short and deliver Common Stock to close out short positions, or loan or pledge Common Stock to broker-dealers that in turn may sell the Common Stock.

     With respect to the shares issued to certain selling stockholders, we have agreed to keep the registration statement, of which this prospectus forms a part, effective until the earliest of (i) 24 months from the date of effectiveness of this registration statement, (ii) the date on which all shares offered in this prospectus by the selling stockholders have been sold; or (iii) the date when Rule 144(k) under the Securities Act of 1933, as amended, is available with respect to all securities covered by this prospectus.

     We have informed the selling stockholders that the anti-manipulation rules under the Securities Exchange Act of 1934 (Regulation M) may apply to sales in the market and will furnish the selling stockholders upon request with a copy of these rules. We will also inform the selling stockholders of the need for delivery of copies of this prospectus.

     Some states require that any shares sold in that state only be sold through registered or licensed brokers or dealers. In addition, some states require that the shares have been registered or qualified for sale in that state, or that there exists an exemption from the registration or qualification requirements and that the exemption has been complied with.

     Any shares covered by the prospectus that qualify for resale pursuant to Rule 144 under the Securities Act of 1933, as amended, may be sold under Rule 144 rather than pursuant to this prospectus.

     Our Common Stock is quoted on the OTC Bulletin Board under the symbol “WARP.” Pacific Stock Transfer Company, Las Vegas, NV, is the transfer agent for shares of our Common Stock.

DESCRIPTION OF SECURITIES

Common Stock

     We are registering shares of our Common Stock, par value $0.00001. We have authorized 150,000,000 shares of Common Stock. The holders of our Common Stock:

•	subject to the rights of the holders of our Preferred Stock, have equal ratable rights to dividends from funds legally available if and when declared by our Board of Directors;

•	are entitled to share ratably in all of our assets available for distribution to holders of Common Stock in the event of a liquidation, dissolution or winding up of our affairs;

•	do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and

•	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

Preferred Stock

     We also have authorized 50,000,000 shares of preferred stock, par value $0.00001 per share (“Preferred Stock”). Our board of directors is authorized to issue shares of such Preferred Stock in series, to establish and change the number of shares constituting any series and to provide for and change the voting powers, designations, preferences, redemption prices, conversion rights and liquidation preferences of any such series, subject to limitations prescribed by law and our Articles of Incorporation.

     Currently, the only series of Preferred Stock outstanding is the Series C Preferred Stock. The Company had previously issued Series A Preferred Stock, Series B Preferred Stock and Series B-2 Preferred Stock, but these series have been converted into Common Stock.

     The Series C Stock has the following material terms:

• The Series C Stock is convertible into Common Stock, at the option of the holder, at a conversion price (the “Applicable Conversion Price”) that will initially be equal to $1.00. Accordingly, the Series C Stock is convertible into Common Stock at a one to one (1:1) ratio. However, the ratio is subject to adjustment pursuant to the anti-dilution protections extended to the holders of Series C Stock. Under the anti-dilution provisions, in the event the Company issues, at any time while shares of Series C Stock are still outstanding, shares of Common Stock or any type of securities convertible or exchangeable for, or otherwise giving a right to acquire, shares of Common Stock, at a price below the Applicable Conversion Price, then the Applicable Conversion Price will be adjusted to the price per share equal to the price per share paid for such Common Stock in such subsequent financing. This full-ratchet anti-dilution protection on the Series C Stock will also be extended to any warrants received in connection with the Subscription Agreement that are outstanding at such time. In addition to the full-ratchet protection, the Applicable Conversion Price will be equitably adjusted in the event of any stock split, stock dividend or similar change in the Company’s capital structure.

• If the Company’s market capitalization based on the shares of Common Stock outstanding (including all shares of Common Stock underlying the Shares of Series C Stock on an as converted basis) exceeds $50,000,000, the shares of Common Stock underlying the Series C Stock are registered, and the Company has an average daily trading volume for 20 consecutive trading days of 100,000 shares per day, then the Company may require the holders of Series C Stock to convert the Series C Stock into Common Stock at the then Applicable Conversion Price.

• The holders of shares of Series C Stock will be entitled to receive dividends, at a 6% annual rate, payable quarterly in arrears, either in cash, or at the election of the Company, in shares of Common Stock. The dividends are preferred dividends, payable in preference to any dividends which may be declared on the Common Stock. Common Stock delivered in payment of dividends will be valued at 90% of the average of the volume weighted average price for the 20 trading day period ending on the trading day immediately prior to the date set for payment of the dividend.

• Any unconverted and non-redeemed Shares of Series C Stock outstanding on the third anniversary of the initial issuance of the Series C Stock, will be automatically redeemed on that date, in cash, at $1.00 per share, plus all accrued but unpaid dividends thereon (subject to equitable adjustment for all stock splits, stock dividends, or similar events involving a change in the capital structure of the Company).

     Our Articles of Incorporation and bylaws contain provisions, such as the authorization of the undesignated Preferred Stock and prohibitions on cumulative voting in the election of directors, which could make it more difficult for a third party to acquire us.

Subordinated Notes

     The Company issued $2,500,000 of convertible subordinated notes (the “Subordinated Notes”). The Company also issued a $1,500,000 subordinated note to Gupta Holdings LLC which note is not convertible and is not described below.

•	The Subordinated Notes bear interest at an annual rate of 10%, with interest payments due quarterly in arrears. Interest is payable in registered shares of Common Stock of the Company, provided that until such shares are registered, interest shall be payable in cash.

•	The Subordinated Notes are due on January 31, 2007.

•	The Subordinated Notes are secured by a security interest in the assets of the Company, including the equity interests of the Company, in Gupta and the Company’s other subsidiaries, subordinated only to the security interest granted to secure the Senior Notes.

•	The Subordinated Noteholders have the right to convert all principal amounts due under the Subordinated Notes — other than the Gupta Note which is not convertible — into such number of Shares of Common Stock equal to the principal amount due under the Subordinated Notes divided by $1.00. Accordingly, an aggregate of 2,500,000 shares of Common Stock is issuable upon conversion of the Subordinated Notes.

LEGAL MATTERS

     The legality of the shares is being passed upon for us by Hale Lane Peek Dennison and Howard.

EXPERTS

     The consolidated financial statements of the Company as of June 30, 2004 and for the year then ended, appearing in our Annual Report (Form 10-KSB) for the year ended June 30, 2004, have been audited by Mahoney Cohen & Company, CPA, P.C., independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) included therein and incorporated herein by reference. Such consolidated financial statements are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Gupta as of December 31, 2004 and 2003 included herein and incorporated by reference in this registration statement, have been audited by Mahoney Cohen & Company, CPA, P.C., independent registered public accounting firm, as stated in their report. Gupta’s financial statements are included herein and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of the Company appearing in our Annual Report on Form 10-KSB for the year ended June 30, 2003 which have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the public reference room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may obtain information on the operations of the public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants who file electronically with the Securities and Exchange Commission. Our Common Stock is quoted on the OTC Bulletin Board. Reports, proxy statements and other information concerning us may be inspected at the offices of the National Association of Securities Dealers, Inc. located at 1735 Street, N.W., Washington, D.C. 20006.

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commissions. The registration statement contains more information than this prospectus regarding us and our Common Stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the Securities and Exchange Commission at the address listed above or from the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

ADDITIONAL INFORMATION ABOUT WARP TECHNOLOGY HOLDINGS, INC.

     This prospectus is accompanied by a copy of our latest annual report on Form 10-KSB and our latest quarterly report on Form 10-QSB, which contain important information about our business, financial condition and results of operations. The information in this prospectus should be read together with the information and financial statements (including notes thereto) that appear in the Form 10-KSB and the documents referred to below as incorporated herein by reference.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

1.	Our Annual Report on Form 10-KSB for the year ended June 30, 2004, which contains audited financial statements for each of the twelve month ended June 30, 2004 and 2003, six months ended June 30, 2002 and year ended December 31, 2001;

2.	Our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004;

3.	Our Quarterly Report on Form 10-QSB for the quarter ended December 31, 2004;

4.	Our Quarterly Reports on Form 10-QSB for the quarter ended March 31, 2005;

5.	Our Current Reports on Form 8-K filed on August 17, 2004; filed on August 20, 2004; filed on October 15, 2004; filed on November 12, 2004; filed on December 13, 2004; filed on January 7, 2005; filed on February 1, 2005; filed on February 4, 2005, as amended on February 4, 2005, March 17, 2005 and April 5, 2005; filed on March 9, 2005; filed on March 30, 2005; filed on April 1, 2005, filed on April 4, 2004, filed on April 6, 2005; filed on May 25, 2005; filed on June 17, 2005; and filed on July 11, 2005; and

6.	The section entitled “Description of Registrant’s Securities to be Registered” contained in our Registration Statement on Form 8-A filed on September 27, 2001 pursuant to Section 12(g) of the Securities Exchange Act of 1934 and incorporating by reference the information contained in our Registration Statement on Form SB-2, SEC File No. 333-46884, as amended.

     This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information incorporated by reference, provided in this prospectus or any supplement or that we have referred you to. We have authorized no one to provide you with different information. However, you should realize that the affairs of WARP Technology may have changed since the date of this prospectus. This prospectus will not reflect such changes. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

     We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to WARP Technology Holdings, Inc., Attention: Ernest C. Mysogland, Executive Vice President and Chief Legal Officer, 151 Railroad Avenue, Greenwich, CT 06830, telephone number (203) 422-2950.

INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

Gupta Technologies, LLC
Years ended December 31, 2004 and 2003
with Report of Independent Auditors

Gupta Technologies, LLC

Consolidated Financial Statements

Report of Independent Auditors

We have audited the accompanying consolidated balance sheet of Gupta Technologies, LLC and subsidiaries (the “Company”) as of December 31, 2004, and the consolidated statements of operations, members equity, and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gupta Technologies, LLC and subsidiaries as of December 31, 2004, and the consolidated results of their operations and their cash flows for the years ended December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States.

MAHONEY COHEN & COMPANY, CPA, P.C.

March 4, 2005
New York, NY

Gupta Technologies, LLC

Consolidated Balance Sheet

2004
ASSETS
Current assets:
Cash and cash equivalents	$354,875
Accounts receivable, net of allowances of $ 74,095	3,292,195
Due from affiliates	13,380
Prepaid expenses and other current assets	415,265

Total current assets	4,075,715

Property and equipment, net	156,691
Other long-term assets	72,556
Intangible assets, net	4,198,002

Total assets	$8,502,964

LIABILITIES AND MEMBER’S DEFICIT
Current liabilities:
Accounts payable	$531,131
Accrued compensation and related benefits	1,069,872
Other accrued liabilities	593,938
Due to Platinum Equity, LLC and affiliates	1,659,283
Deferred revenues	4,863,480

Total current liabilities	8,717,704

Commitments and contingencies

Member’s deficit	(214,740)

Total liabilities and member’s deficit	$8,502,964

See accompanying notes.

Gupta Technologies, LLC

Consolidated Statements of Operations

	YEARS ENDED DECEMBER 31,
	2004	2003
Revenues:
Products	$6,847,490	$6,486,921
Services	8,960,306	9,401,735

Total revenues	15,807,796	15,888,656

Cost of revenues:
Cost of products	214,536	268,152
Cost of services	885,151	1,005,487
Amortization of developed technology	395,400	395,400

Total cost of revenues	1,495,087	1,669,039

Gross margin	14,312,709	14,219,617

Operating expenses:
Selling, general, and administrative expenses	7,910,077	7,963,236
Selling, general, and administrative expenses incurred from affiliates	106,578	216,752
Research and development expenses	2,631,304	2,676,542
Depreciation and amortization	994,433	1,064,410
Management fees to Platinum Equity, LLC	3,319,042	7,513,090

Total operating expenses	14,961,434	19,434,030

Loss from operations	(648,725)	(5,214,413)

Other income (expense):
Interest income	2,467	8,028
Foreign exchange (loss) gain	(62,094)	199,310
Other income, net	15,990	54,333

Loss before provision for income taxes	(692,362)	(4,952,742)

Provision for income taxes	287,675	302,850

Net loss	$(980,037)	$(5,255,592)

See accompanying notes.

Gupta Technologies, LLC

Consolidated Statements of Member’s Equity

			ACCUMULATED
			OTHER	TOTAL
	MEMBER’S	RETAINED	COMPREHENSIVE	MEMBER’S
	CAPITAL	EARNINGS	(LOSS)INCOME	EQUITY
Balance at January 1, 2003	$2,420,343	$1,194,932	$(24,690)	$3,590,585
Comprehensive loss:
Net loss	—	(5,255,592)	—	(5,255,592)
Unrealized gain from foreign currency translation:
Foreign currency translation adjustment-current period	—	—	238,679	238,679
Reclassification adjustment to statement of operations	—	—	70,609	70,609

			309,288	309,288

Comprehensive loss				(4,946,304)
Contribution	2,000,000	—	—	2,000,000

Balance at December 31, 2003	$4,420,343	$(4,060,660)	$284,598	$644,281
Comprehensive loss:
Net loss	—	(980,037)	—	(980,037)
Unrealized gain from foreign currency translation:
Foreign currency translation adjustment-current period	—	—	111,577	111,577
Reclassification adjustment to statement of operations	—	—	9,439	9,439

			121,016	121,016

Comprehensive loss				(859,021)

Balance at December 31, 2004	$4,420,343	$(5,040,697)	$405,614	$(214,740)

See accompanying notes.

Gupta Technologies, LLC

Consolidated Statements of Cash Flows

	YEAR ENDED DECEMBER 31
	2004	2003
OPERATING ACTIVITIES
Net loss	$(980,037)	$(5,255,592)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	55,133	125,110
Amortization of intangible assets	1,334,700	1,334,700
Loss on disposal of property and equipment	983	4,670
Changes in operating assets and liabilities:
Accounts receivable	(249,857)	917,948
Prepaid expenses and other assets	(196,502)	62,188
Accounts payable and accrued liabilities	1,270	(66,011)
Due to affiliates	192,565	1,386,000
Deferred revenues	(592,068)	(677,261)

Net cash used in operating activities	(433,813)	(2,168,248)

INVESTING ACTIVITIES
Purchases of property and equipment	(83,633)	(107,955)

Net cash used in investing activities	(83,633)	(107,955)

FINANCING ACTIVITY
Member contributions	—	2,000,000

Effect of currency translation on cash	135,576	303,869

Net (decrease) increase in cash and cash equivalents	(381,870)	27,666
Cash and cash equivalents at beginning of year	736,745	709,079

Cash and cash equivalents at end of year	$354,875	$736,745

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for income taxes	$207,868	$432,510

Cash paid for interest	$11	$829

See accompanying notes.

Gupta Technologies, LLC

Notes to Consolidated Financial Statements

December 31, 2004

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

As of December 31, 2004, Gupta Technologies, LLC (“Gupta” or the “Company”) was a single member limited liability company, with 100% of its membership interests owned by Gupta Holdings, LLC (“Member”), a wholly-owned subsidiary of Platinum Equity, LLC (“Platinum”). On January 31, 2005, the Company was acquired by Warp Technology Holdings, Inc. (OTC BB: WARP). (See note 8)

The Member had acquired certain assets of Centura Software Corporation (“Centura”) on February 21, 2001 (“Platinum Acquisition”). These assets included two main software product lines (as well as other related products): (i) SQLBase, an embeddable, low-administration database, and (ii) Team Developer, a rapid application development tool. Pursuant to the Platinum Acquisition, the Member also acquired certain domestic and international offices of Centura, including operations in the United Kingdom, Australia, Germany, the Netherlands (including branches in Denmark and Belgium), Austria, and Mexico. Effective as of February 21, 2001, the Member contributed all of the acquired assets to the Company and the Company began operating as Gupta Technologies, and thereafter changed the names of its active foreign subsidiaries accordingly. In or prior to 2002, the operations of the Danish and Belgian branches of the Netherlands’ subsidiary were terminated. In 2003 the Austrian subsidiary was liquidated then de-registered, and the Netherlands subsidiary was liquidated then dissolved. The Netherlands and Austrian subsidiaries completely ceased all operations in or prior to 2002, and remained inactive thereafter. The Australian subsidiary is currently in the final stages of liquidation. The costs associated with all liquidations have been minimal.

Gupta develops, markets, and supports software products that enable software programmers to create enterprise class applications on both the Windows and Linux operating systems.

Gupta Technologies, LLC

Notes to Consolidated Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less, when purchased, to be cash equivalents.

In addition, the Company typically maintains cash and cash equivalents at commercial banks. At times, bank account balances exceed FDIC insurance limits. Generally, the FDIC insures depositor funds up to $100,000.

CONCENTRATION OF CREDIT RISK AND CERTAIN OTHER RISKS

Financial instruments that subject the Company to concentrations of credit risk include trade receivables. The Company sells its products and services primarily to value-added resellers, independent software vendors, and end-users on a worldwide basis. Credit is extended based on an ongoing evaluation of the customer’s financial condition and, generally, collateral is not required. The Company maintains allowances for potential credit losses based on management’s evaluation of the customer’s financial condition, past collection history, and age of the accounts receivable balances. As of December 31, 2004, the Company’s allowance for doubtful accounts was $74,095. Historically, losses have been within the range of management’s expectations.

Gupta Technologies, LLC

Notes to Consolidated Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2004, the respective carrying values of the Company’s financial instruments, including receivables, accounts payable, and accrued liabilities, approximated their fair values. The fair value estimates presented herein were based on market or other information available to management. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

COMPREHENSIVE INCOME

Statement of Financial Accounting Standard No. 130, Reporting Comprehensive Income, (“SFAS 130”) establishes standards for reporting and displaying comprehensive net income and its components in member’s equity. However, it has no impact on the Company’s net income as presented in these consolidated financial statements. SFAS 130 requires foreign currency translation adjustments to be included in comprehensive income. The components of accumulated other comprehensive income relate entirely to currency translation adjustments.

PROPERTY AND EQUIPMENT

Property and equipment recorded as part of the Platinum Acquisition was recorded at fair value. Property and equipment acquired subsequent to the date of the acquisition is recorded at cost. Significant renewals and betterments to property and equipment are capitalized and maintenance and repairs that do not improve or extend the lives of the assets are expensed as incurred. When assets are sold, replaced, or otherwise retired, the cost and related accumulated depreciation or amortization is eliminated from the accounts in the year of disposal and the related gains and losses are included in income. Depreciation or amortization is computed on the straight-line method over three years, the estimated useful lives of the assets.

Gupta Technologies, LLC

Notes to Consolidated Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INTANGIBLE ASSETS

Identified intangible assets as of December 31, 2004, consisted of the following:

	DECEMBER 31, 2004
	GROSS
	CARRYING	ACCUMULATED	INTANGIBLE
	AMOUNT	AMORTIZATION	ASSETS, NET
Customer relationships	$6,575,002	$3,620,800	$2,954,202
Developed technology	2,768,000	1,524,200	1,243,800

	$9,343,002	$5,145,000	$4,198,002

All of the Company’s identified intangible assets are subject to amortization. Amortization expense of identified intangibles included the following for each of the years ended December 31, 2004 and December 31, 2003:

Customer relationships	$939,300
Developed technology	395,400

$1,334,700

Amortization of intangible assets is computed using the straight-line method over seven years, the useful lives of the assets.

The Company expects to incur amortization expense of $1,334,700 for each year ending December 31, 2005 through 2007 and $193,902 for the year ending December 31, 2008.

Gupta Technologies, LLC

Notes to Consolidated Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

Revenues are derived from the licensing of software, maintenance contracts, training, and other consulting services.

The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended. In arrangements that include rights to multiple software products and/or services, the Company allocates and defers revenue for the undelivered items, based on vendor-specific objective evidence of fair value, and recognizes the difference between the total arrangement fee and the amount deferred for the undelivered items as revenue. In arrangements in which the Company does not have vendor-specific objective evidence of fair value of maintenance, and maintenance is the only undelivered item, the Company recognizes the total arrangement fee ratably over the contractual maintenance term.

Software license revenues are recognized upon receipt of a purchase order and delivery of software, provided that the license fee is fixed or determinable; no significant production, modification, or customization of the software is required; and collection is considered probable by management. For licensing of the Company’s software through its indirect sales channel, revenue is recognized when the distributor sells the software to its end-users, including value-added resellers. For licensing of the Company’s software to independent software vendors, revenue is recognized upon shipment to the independent software vendors.

Service revenue for maintenance contracts is deferred and recognized ratably over the term of the agreement. Revenue from training and other consulting services is recognized as the related services are performed.

At December 31, 2004, the Company recorded deferred revenue of $4,863,480, primarily for customer upfront payments on maintenance contracts and arrangements for which the Company is recognizing the total arrangement fee ratably over the contractual maintenance term.

Gupta Technologies, LLC

Notes to Consolidated Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

COST OF REVENUE

Cost of revenue includes costs related to product and service revenue and amortization of acquired developed technology. Cost of product revenue includes material, packaging, shipping, and other production costs. Cost of service revenue includes salaries, benefits, and overhead costs associated with employees providing maintenance and technical support, training, and consulting services. Third-party consultant fees are also included in cost of service revenue.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company evaluates its long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the future discounted cash flows compared to the carrying amount of the asset.

INCOME TAXES

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes and, therefore, is not liable for United States (“U.S.”) federal income taxes. As a limited liability company treated as a disregarded entity, the Company’s taxable income is included in the income tax returns of the Member. However, some states do not recognize the disregarded entity status and, therefore, the Company will continue to be taxed as a C corporation in those states. Additionally, there are certain states in the U.S. that assess a fee against limited liability companies. Accordingly, for those various states, the Company utilizes the liability method to determine the provision for income taxes.

The Company has or had foreign subsidiaries based in the United Kingdom, Australia, Germany, the Netherlands, Denmark, Belgium, and Mexico and is, therefore, responsible for paying certain foreign income taxes. As a result, there is an income tax provision of $287,675 and $302,850 for the years ended December 31, 2004 and 2003, respectively.

Gupta Technologies, LLC

Notes to Consolidated Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

TRANSLATION OF FOREIGN CURRENCY

The local currency is the functional currency for the Company’s international subsidiaries and as such, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year. Any translation adjustments resulting from this process are shown as a separate component of accumulated other comprehensive loss. Gains and losses resulting from foreign currency transactions are included in income currently. In the event of sale or complete or substantial liquidation of an investment in a foreign entity, the foreign currency translation adjustment related to that entity is reclassified from comprehensive income to the statement of operations for that period.

SHIPPING AND HANDLING COSTS

Costs to ship products from the Company’s warehouse facilities to customers are recorded as a component of cost of revenues in the consolidated statement of income.

ADVERTISING EXPENSE

The Company expenses the costs of advertising when incurred. Advertising expense were $250,534 and $260,119 for the years ended December 31, 2004 and 2003, respectively.

RESEARCH AND DEVELOPMENT AND SOFTWARE DEVELOPMENT COSTS

Research and development expenses are charged to operations as incurred. Research and development expenses were $2,631,304 and $2,676,542 for the years ended December 31, 2004 and 2003, respectively. Software development costs, which are required to be capitalized pursuant to Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, have been insignificant.

Gupta Technologies, LLC

Notes to Consolidated Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NEW ACCOUNTING PRONOUNCEMENTS

Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, was issued in January 2003, and a revised interpretation of FIN 46 (“FIN 46-R”) was issued in December 2003. FIN 46 applies to any business enterprise that has a controlling interest, contractual relationship or their business relationship with a variable interest entities (“VIE”) and establishes guidance for the consolidation of VIEs that function to support the activities of the primary beneficiary. FIN 46 was effective immediately for enterprises with VIEs created after January 31, 2003, and will be effective January 1, 2005 for enterprises with VIEs created before February 1, 2003. The Company believes it has no investments in, or contractual or other business relationships with, VIEs. Therefore, the Company expects that the adoption of FIN 46 will not have any effect on its financial position or the results of its operations.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under APB Opinion No. 25. SFAS No. 123 (R) will be effective for the interim period beginning July 1, 2005. The Company is the process of evaluating the impact to its financial statements. We believe the adoption will not materially effect the Company’s income statement.

Gupta Technologies, LLC

Notes to Consolidated Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NEW ACCOUNTING PRONOUNCEMENTS (CONTINUED)

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 20, Accounting for Nonmonetary Transactions.” The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary asset that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement shall be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The Company does not anticipate that the adoption of SFAS No. 153 will have a significant impact on the Company’s overall results of operations or financial position.

Gupta Technologies, LLC

Notes to Consolidated Financial Statements (continued)

3. PROPERTY AND EQUIPMENT

At December 31, 2004, property and equipment consisted of the following:

Computer equipment	$307,365
Machinery and equipment	49,085
Furniture and fixtures	43,679
Construction in progress	75,934

476,063
Accumulated depreciation and amortization	(319,372)

Property and equipment, net	$156,691

4. RELATED-PARTY TRANSACTIONS

MANAGEMENT FEES AND EXPENSE REIMBURSEMENTS

At December 31, 2004, the Company is party to a management agreement with Platinum that requires Platinum to provide the Company with financial, management and strategic services. The Company incurred management fees of $3,319,042 and $7,513,090 to Platinum in 2004 and 2003, respectively.

Expenses incurred by Platinum on behalf of the Company were $99,449 and $205,649 during 2004 and 2003, respectively. Such expense reimbursements are recorded in general and administrative expenses incurred from affiliates in the accompanying consolidated statements of operations. At December 31, 2004, the Company had $1,646,862 payable to Platinum for management fees, expense reimbursements and a $300,000 short-term promissory note whose maturity date is November 15, 2005 with an interest rate of 2.37% per annum.

Gupta Technologies, LLC

Notes to Consolidated Financial Statements (continued)

4. RELATED-PARTY TRANSACTIONS (CONTINUED)

TRANSACTIONS WITH AFFILIATES

The Company enters into certain transactions with companies that are owned directly or indirectly by Platinum. Sales to affiliates were $12,993 and $21,774 during the years ended December 31, 2004 and 2003, respectively. Purchases from affiliates were $7,129 and $11,103 during the years ended December 31, 2004 and 2003, respectively, and were included in selling, general, and administrative expenses incurred from affiliates in the consolidated statements of operations. Amounts due from affiliates at December 31, 2004 were $13,380. Amounts due to affiliates at December 31, 2004 were $12,421.

5. COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

In October 2002, Gupta Technologies, S.A. de C.V. (“Gupta Mexico” (Gupta Technologies, LLC’s Mexican subsidiary)) was sued by a division of the Mexico City government (“GDF”) alleging that Gupta had not fulfilled its obligations under a consulting services agreement with GDF. The GDF suit seeks a return of approximately $880,000 in fees paid by GDF, together with penalties, interest, and other damages in the amount of approximately $11,000 per day since October 11, 2000. In November 2002, Gupta Mexico filed its answer, which points out that the agreement contains a liquidated damages provision limiting GDF’s damages to 10% of the value of the agreement, and contains a counterclaim seeking $1,300,000 in damages. In November 2003, the court issued its ruling in favor of Gupta Mexico, (a) that Gupta Mexico did not have to return any money, and (b) ordering the GDF to pay 1.9 million Pesos to Gupta Mexico (approximately US $170,000). The GDF appealed this ruling and won in April 2003, when the court of appeals reversed the trial court and issued an order (i) rescinding the agreement between Gupta Mexico and the GDF, (ii) requiring Gupta Mexico to return money to the GDF (including interest from the filing date of the complaint), and (iii) requiring the GDF to return to Gupta Mexico all that it had received under the contract. In sum, Gupta Mexico was ordered to pay the GDF 7,662,647.82 Pesos, plus interest at 9% annually (per the current exchange rate, this amounts to approximately US $673,000).

Gupta Technologies, LLC

Notes to Consolidated Financial Statements (continued)

5. COMMITMENTS AND CONTINGENCIES (CONTINUED)

LEGAL PROCEEDINGS (CONTINUED)

In April 2004, Gupta Mexico filed an Amparo review and, in September 2004, the Mexico City court of appeals issued its decision on remand that the GDF has no right to a refund of the money paid, and that Gupta Mexico does not have the right to collect the balance of the contract (Gupta Mexico’s counterclaim). Gupta Mexico appealed that decision insofar as it was denied the right to collect the balance of the contract; the GDF did not appeal. On January 28, 2005, the federal circuit court reversed the appeals court for the second time and remanded the case. The company is currently awaiting ruling of the appeals court. It is unlikely that Gupta Mexico will obtain a final ruling that orders the GDF to pay Gupta Mexico the amount of the counterclaims.

The Company is subject to certain other asserted claims arising in the ordinary course of business. The Company intends to vigorously assert its rights and defend itself in any litigation that may arise from such claims. While the ultimate outcome and resolution of these matters could affect the results of operations in future periods, and while there can be no assurance with respect thereto, management believes after final disposition, any financial impact to the Company would not be material to the Company’s consolidated financial position.

Gupta Technologies, LLC

Notes to Consolidated Financial Statements (continued)

5. COMMITMENTS AND CONTINGENCIES (CONTINUED)

LEASES

The Company has operating leases for certain office facilities and equipment. Rental expense for the years ended December 31, 2004 and 2003 was approximately $412,000 and $522,000, respectively. Future minimum lease payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2004, are as follows:

2005	$480,000
2006	382,000
2007	204,000
2008	126,000
2009	111,000
Thereafter	28,000

Total minimum lease payments	$1,331,000

In December 2003, the Company subleased its facility in Seattle for the remaining term of the lease. Rental income related to the sublease is expected to be approximately $27,000 for the year ended December 31, 2005. As the sublease rental income is less than the Company’s obligation over the remaining term of the lease, the Company recorded a loss of approximately $57,000 in December 2003.

6. EMPLOYEE BENEFITS

The Company maintains a qualified defined contribution plan for the benefit of all employees. The Company’s plan is part of Platinum’s defined contribution plan. Platinum’s plan allows participating companies to have different contribution and vesting formula. Participants may elect to defer up to 19% of their wages (subject to the annual limitations imposed by Section 402 of the Internal Revenue Code). The Company matches participant contributions at the rate of 50% of the first 6% of salary contributed. The Company’s total contribution to the plan was $91,383 and $92,863 for the years ended December 31, 2004 and 2003, respectively.

Gupta Technologies, LLC

Notes to Consolidated Financial Statements (continued)

7. GEOGRAPHIC INFORMATION

The Company sells its products to customers primarily through direct sales to independent software vendors and end-users in North America and through distributors and value added resellers in the rest of the world. For the year ended December 31, 2004 and 2003, the geographic breakdown of revenues was as follows:

	YEAR ENDED DECEMBER 31, 2004
	PRODUCT	SERVICE	TOTAL
North America	$1,832,330	$3,263,782	$5,096,112
Europe, Africa and the Middle East	4,238,583	4,904,882	9,143,465
Asia Pacific	582,009	613,425	1,195,434
Latin America	194,568	178,217	372,785

Total	$6,847,490	$8,960,306	$15,807,796

	YEAR ENDED DECEMBER 31, 2003
	PRODUCT	SERVICE	TOTAL
North America	$1,766,839	$3,813,486	$5,580,325
Europe, Africa and the Middle East	3,803,731	4,815,686	8,619,417
Asia Pacific	773,397	572,824	1,346,221
Latin America	142,954	199,739	342,693

Total	$6,486,921	$9,401,735	$15,888,656

One Customer, a distributor, accounted for 20% and 17% of the Company’s revenue for the years ended December 31, 2004 and 2003, respectively. The same customer accounted for 28% of accounts receivable at December 31, 2004.

Gupta Technologies, LLC

Notes to Consolidated Financial Statements (continued)

8. SUBSEQUENT EVENT

On January 31, 2005, the Company was purchased by Warp Technology Holdings, Inc. Under the terms of the Purchase Agreement, the buyer paid $21,000,000 to Gupta Holdings, LLC for 100% of the member’s interest of the Company. The purchase price consisted of (i) Fifteen Million Seven Hundred Fifty Thousand Dollars ($15,750,000); (ii) a $750,000 Senior Note and related Senior Lender Warrant; (iii) $1,500,000 subordinated note (iv) a $2,000,000 Series C Note; and (v) a $1,000,000 Secured Promissory Note.

Upon the sale of the Company, Platinum forgave $774,692 of management fees and loans that were outstanding at December 31, 2004.

WARP TECHNOLOGIES HOLDINGS, INC.

GUPTA TECHNOLOGIES, LLC

UNAUDITED PRO FORMA
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

On January 31, 2005, Warp Technology Holdings, Inc. (the “Company” or “Warp”) completed its previously announced acquisition of Gupta Technologies, LLC (“Gupta”). The purchase price was $21 million, plus transaction costs. The purchase price was funded by debt, and seller financed notes. Approximately $10.5 million of the debt incurred will automatically convert into Series C Preferred Stock upon the effectiveness of an amendment to the Company’s Articles of Incorporation as described in the Current Report on Form 8-K filed by the Company on February 4, 2005.

This unaudited pro forma information should be read in conjunction with the consolidated financial statements of Warp included in our Annual Report filed on Form 10-KSB for the year ended June 30, 2004 and our Quarterly Report filed on Form 10-QSB for the three months ended December 31, 2004 filed on February 22, 2005. In addition, this pro forma information should be read in conjunction with the financial statements for Gupta for the years ended December 31, 2004 and 2003, included within this Amendment to Current Report on Form 8-K/A.

The following unaudited pro forma statement of operations for the year ended June 30, 2004 has been prepared in accordance with accounting principles generally accepted in the United States to give effect to the January 31, 2005 acquisition of Gupta as if the transaction occurred on July 1, 2003. The pro forma statement of operations combines the results of operations of Warp for the year ended June 30, 2004 with the results of operations of Gupta for the year ended June 30, 2004. Pro forma adjustments include interest on debt relating to the Gupta acquisition, interest on accretion of Subordinated notes and Senior notes additional amortization of intangibles, management fees paid to Platinum Equity, LLC (“Platinum”) and amortization of financing costs. Platinum is the sole owner of Gupta Holdings, LLC which was, at December 31, 2004, the sole owner of Gupta.

The following unaudited pro forma statement of operations for the six months ended December 31, 2004 has been prepared in accordance with accounting principles generally accepted in the United States to give effect to the January 31, 2005 acquisition of Gupta as if the transaction occurred on July 1, 2004. Such pro forma statement of operations combines the results of operations of Warp for the six months ended December 31, 2004 with the results of operations of Gupta for the six months ended December 31, 2004. Pro forma adjustments include interest on debt relating to the Gupta acquisition interest on accretion of Subordinated notes and Senior notes, additional amortization of intangibles, management fees paid to Platinum and amortization of financing costs.

The following unaudited pro forma balance sheet: has been prepared in accordance with accounting principals generally accepted in the United States; gives effect to the January 31, 2005 acquisition of Gupta and the financing raised in connection with the acquisition as if the acquisition and financing occurred on December 31, 2004; and combines the consolidated balance sheet of Warp as of December 31, 2004, which is included in the

Company’s Quarterly Report filed on Form 10-QSB for the three months ended December 31, 2004 with the Gupta balance sheet as of December 31, 2004, which is included in the financial statements for Gupta for the year ended December 31, 2004 included within this Amendment to Current Report on Form 8-K/A.

Under the purchase method of accounting, the estimated cost of approximately $21 million to acquire Gupta, plus transaction costs, will be allocated to Gupta’s underlying net assets in proportion to their respective fair values. As more fully described in the notes to the pro forma consolidated condensed financial statements, a preliminary allocation of the excess of the purchase price over the book value of the net assets acquired has been made to intangible assets (customer relationships and developed technologies). These items are expected to be amortized over seven years. At this time, the work needed to provide the basis for estimating these fair values and the fair value of the deferred revenue, and the amortization periods, has not been completed. As a result, the final allocation of the purchase price will be based on a comprehensive final evaluation of the fair value of Gupta’s tangible and intangible assets acquired and liabilities assumed, which could differ materially from the pro forma amounts. Accordingly, a change in the fair value of the intangible assets and the amortization period would impact the amount of annual amortization expense. A change in the amount of deferred revenues and amortization period would impact the amount of revenue recognized in the future.

These unaudited pro forma financial statements are prepared for informational purposes only and are not necessarily indicative of future results or of actual results that would have been achieved had the acquisition of Gupta been consummated as of the dates specified above.

WARP TECHNOLOGY HOLDINGS,INC.
PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
DECEMBER 31, 2004
(UNAUDITED)

			Proforma Adjustments
						Purchase		Warp
	Warp (A)	Gupta (B)	Financing			Accounting		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$220,648	$354,875		$14,374,900	C	$(13,750,000	)E	$1,200,423
Accounts receivable, net	84,648	3,292,195						3,376,843
Deferred Financing Cost	—	—		578,000	C	—		578,000
Advance to Gupta Holding, LLC	3,500,000					(3,500,000	)E	—
Other current assets	219	428,645						404,876

Total current assets	3,805,515	4,075,715				(17,250,000)		5,560,142
Property and equipment, net	30,097	156,691						186,788
Other long-term assets		72,556		985,000	D			1,081,544
Goodwill, net	3,893,294							3,893,294
Intangibles, net	157,917	4,198,002				17,491,338	E	21,847,257

Total assets	$7,886,823	$8,502,964		$15,937,900		$241,338		$32,569,025

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$611,010	$531,131	$			$		$1,142,141
Accrued compensation and related benefits	429,000	1,069,872						1,498,872
Other accrued liabilities	184,085	593,938		985,000	D	1,525,000	E	3,288,023
Payables to Platinum Equity, LLC and Affiliates		1,659,283				(774,000	)E	885,283
Note payable to Gupta Holdings, LLC	1,500,000							1,500,000
Subordinated debt				375,000	C			375,000
Loan payable to ISIS	712,495							712,495
Bridge loan	1,237,605			149,900	C			1,387,505
Senior debt				4,079,000	C	501,500	E	4,580,500
Series C debt				5,475,000	C	3,000,000	E	8,475,000
Deferred revenues	23,456	4,863,480				(4,474,402	)E	412,534

Total current liabilities	4,697,651	8,717,704		11,063,900		(221,902)		24,257,353

Shareholders’ equity:
Preferred stock (Canadian subsidiary)	4							4
Series B-2 preferred stock	1,474,500			(1,324,500	)C,F			150,000
Series B preferred stock	2,915,100			(2,915,100	)F			—
Common stock to be issued relating interest and Penalties on Series B and B-2 preferred stock	559,053			(559,053	)F			—
Common stock	10			21	F			31
Additional paid-in capital	43,656,046			9,672,632	F,C	248,500	E	53,577,178
Deferred compensation	(1,288,010)							(1,288,010)
Member’s deficit		(214,740)				214,740	C	—
Accumulated Deficit	(44,149,758)					—		(44,149,758)
Accumulated other comprehensive loss	22,227					—		22,227

Total shareholders’ equity and member’s deficit	3,189,172	(214,740)		4,874,000		463,240		8,311,672

Total liabilities and shareholders’ equity	$7,886,823	$8,502,964		$15,937,900		$241,338		$32,569,025

See the accompanying notes to unaudited pro forma consolidated condensed financial statements

NOTES TO THE PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)

(A)	Reflects the historical financial position of Warp at December 31, 2004.

(B)	Reflects the historical financial position of Gupta at December 31, 2004.

(C)	The following represents the financing raised by Warp in January 2005 in order to complete the acquisition of Gupta:

Subordinated Notes and warrants(1)	$2,500,000
Bridge Loan	149,900
Senior Notes and warrants(1)	6,100,000
Series C Notes	5,475,000
Series B-2 stock	150,000

Total Capital Raised	$14,374,900

(D)	The Company has accrued $985,000 for financing costs in connection with the financing raised, and is included in other assets as deferred financing costs.

(E)	The following represents the acquisition of Gupta and the preliminary allocation of the purchase price: The final allocation of the purchase price will be determined based on a comprehensive final evaluation of the fair value of Gupta’s tangible and intangible assets acquired and liabilities assumed.

     Calculation of Purchase Price:

Cash	$13,750,000
Advances to Gupta Holding LLC made prior to December 31, 2004	3,500,000
Senior debt and warrants(1)	750,000
Series C debt	3,000,000
Transaction costs—accrued	1,525,000

Total purchase price	$22,525,000

(1)	The proceeds received from the debt and detachable warrants were allocated first to the fair value of the warrants and the balance to the debt. Based on the fair market value, $4,394,500 of the proceeds was allocated to the warrants which is shown as additional paid-in capital and the remaining balance of $4,955,500 was allocated to the debt. In addition, the fair market value of 680,000 warrants issued for finders fee relating to the Senior and Subordinated debt was rewarded as deferred financing cost.

     Allocation of Purchase Price:

Assets
Gupta historical assets	$8,502,964
Write-up of intangibles assets consisting of developed technologies and customer relationships	17,491,338

Liabilities
Gupta historical liabilities	(8,717,704)
Adjustment of deferred revenues to fair market value	4,474,402
Forgiveness of payables to Platinum	774,000

Total purchase price	$22,525,000

(F)	Reflects the conversion of Series B-2 and Series B preferred stock and related interest into common shares. The weighted average shares outstanding for the year ended June 30, 2004 and six months ended December 31, 2004 includes 2,102,109 shares to reflect this conversion from the beginning of each period.

WARP TECHNOLOGY HOLDINGS, INC.
PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
SIX MONTHS ENDED DECEMBER 31, 2004
(UNAUDITED)

			Proforma		Warp
	Warp (G)	Gupta (H)	Adjustments		Pro Forma
Net revenue	$264,520	$7,637,658	$		$7,902,178

Expenses:
Product cost	(53,758)	(694,282)	(267,072)	J	(1,015,112)
Product development	(112,723)	(1,335,120)			(1,447,843)
Sales and marketing	(476,575)	(2,519,387)			(2,995,962)
General and administrative	(675,641)	(1,521,565)			(2,197,206)
Amortization		(469,650)	(1,039,817)	J	(1,509,467)
Management fees		(1,584,870)	1,584,870	K	—
Non-cash compensation	(542,742)	—			(542,742)

Total operating expenses	(1,861,439)	(8,124,874)	277,981		(9,708,331)

Loss from operations	(1,596,919)	(487,216)	277,981		(1,806,154)
Interest expense, net	(45,679)	(26,579)	(859,750)	L	(1,425,008)
			(493,000)	M
Interest expense — accretion of Subordinated Notes and Senior Notes			(2,894,500)	N	(2,894,500)

Loss before provision for income taxes	(1,642,598)	(513,795)	(3,969,269)		(6,125,662)
Provision for income taxes	—	(255,255)			(255,255)

Net loss	$(1,642,598)	$(769,050)	$(3,969,269)		$(6,380,917)

Computation of loss applicable to Common Shareholders
Net loss before beneficial conversion preferred dividends	$(1,642,598)	$(769,050)	$(3,969,269)		$(6,380,917)
Beneficial conversion — preferred dividends	(2,810,465)				(2,810,465)

Loss attributable to common stockholders	$(4,453,063)	$(769,050)	$(3,969,269)		$(9,191,382)

Basic and diluted loss per share Proforma					$(2.99)

Weighted average shares outstanding Proforma					3,073,224	F

See the accompanying notes to unaudited pro forma consolidated condensed financial statements

WARP TECHNOLOGY HOLDINGS, INC.
PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2004
(UNAUDITED)

			Proforma		Warp
	Warp (G)	Gupta (I)	Adjustments		Pro Forma
Net revenue	$882,121	$15,793,423	$		$16,675,544

Expenses:
Product cost	(425,334)	(1,605,443)	(534,143)	J	(2,564,920)
Product development	(811,725)	(2,693,744)			(3,505,469)
Sales and marketing	(2,310,055)	(5,298,546)			(7,608,601)
General and administrative	(2,461,130)	(3,628,702)			(6,089,832)
Amortization		(939,300)	(1,705,634)	J	(2,644,934)
Platinum management fees		(5,439,638)	5,439,638	K	—
Non-cash compensation	(6,007,255)	—			(6,007,255)

Total operating expenses	(12,015,499)	(19,605,373)	3,199,861		(28,421,010)

Loss from operations	(11,133,378)	(3,811,950)	3,199,861		(11,745,466)
Interest (expense) income	63,073	2,549	(1,719,500)	L	(2,638,878)
			(985,000)	M
Interest expense — accretion of Subordinated Notes and Senior Notes			(3,519,500)	N	(3,519,502)

Loss before provision for income taxes	(11,070,305)	(3,809,401)	(3,024,139)		(17,903,844)
Provision for income taxes		(308,276)			(308,276)

Net loss	$(11,070,305)	$(4,117,677)	$(3,024,139)		$(18,212,120)

Computation of loss applicable to Common Shareholders
Net loss before beneficial conversion — Preferred dividends	$11,070,305	$(4,117,677)	$(3,024,139)		$(18,212,120)
Beneficial conversion — Preferred dividends	(1,623,046)				(1,623,046)

Loss attributable to common stockholders	$(12,693,351)	$(4,117,677)	$(3,024,139)		$(19,835,166)

Basic and diluted loss per share Proforma					$(6.92)

Weighted average shares outstanding Proforma					2,867,660	F

See the accompanying notes to unaudited pro forma consolidated condensed financial statements

NOTES TO THE PRO FORMA CONSOLIDATED CONDENSED
STATEMENTS OF OPERATIONS (UNAUDITED)

G.	Reflects Warp historical statement of operations for the six months ended December 31, 2004 and the year ended June 30, 2004.

H.	Reflects Gupta historical statement of operations for the six months ended December 31, 2004 including various reclassifications to conform to Warp’s financial statement presentation.

I.	Reflects the historical operations of Gupta for the year ended June 30, 2004. In order to conform Gupta’s fiscal year end from a calendar year end to Warp’s June 30 year end, Gupta’s historical operating result have been derived from the combination of Gupta’s last six months historical operating results for the year ended December 31, 2003 and the first six months historical operating results for the year ended December 31, 2004.

J.	To record the increased amortization of intangibles for the year ended June 30, 2004 of customer relationships and developed technology of $1,229,634 and $534,143 (included in product cost), respectively. To record the increased amortization of intangibles for the six months ended December 31, 2004 for customer relationships and developed technology of $614,817 and $267,072 (included in product cost), respectively. In addition, it includes amortization of deferred financing cost relating to warrants issued with the Subordinate notes and Senior Debt of approximately $476,000 for the year ended June 30, 2004 and $425,000 for the six months ended December 31, 2004.

K.	Elimination of Platinum fees of $5,439,639 and $1,584,870 for the year ended June 30, 2004 and for the six months ended December 31, 2004 , respectively as Gupta will operate on its own and will not incur these costs.

L.	Record interest expense of $1,719,500 and $ 859,750 for the year ended June 30, 2004 and for the six months ended December 31, 2004 , respectively, on the debt raised by Warp in connection with the Gupta transaction.

M.	To Record amortization of deferred financing cost over a one year period of $985,000 and $493,000 for the year ended June 30, 2004 and for the six months ended December 31, 2004, respectively, which is included in interest expense.

N.	To record accretion of the Subordinated Notes and Senior Notes over a one year period of $3,519,500 and 2,894,500 for the year ended June 30, 2004 and for the six months ended December 31, 2004, respectively which is included in interest expenses, as a result of the debt discount recorded in connection with the debt issued with detachable warrants.

No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us or any of the selling stockholders. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the registered securities to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof.

TABLE OF CONTENTS

PAGE

38,233,078 shares

WARP Technology Holdings, Inc.

Common Stock

PROSPECTUS

July 18, 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the estimated costs and expenses payable by the Registrant in connection with the sale and distribution of the Common Stock being registered. Selling commissions and brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the selling stockholder are payable individually by the selling stockholder. All amounts shown are estimates except the SEC registration fee.

Amount
To be Paid
SEC registration fee	$9,585
Legal fees and expenses	$50,000
Printing Expenses	$45,000
Accounting fees and expenses	$20,000
Miscellaneous expenses	$10,415

Total	$135,000

Item 15. Indemnification of Directors and Officers.

     Under our Articles of Incorporation and Bylaws, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, we must indemnify him against all expenses incurred, including attorney’s fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada. Regarding indemnification for liabilities arising under the Securities Act, which may be permitted to directors or officers under Nevada law, we are informed that, in the opinion of the Commission, indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

Item 16. Exhibits.

Exhibit No.		Description of Exhibit
3	.1(1)	Articles of Incorporation of WARP Technology Holdings, Inc.

3	.2(1)	Bylaws of WARP Technology Holdings, Inc.

3	.9(1)	Certificate of Change Pursuant to Nevada Revised Statutes Sec. 78.209, effecting 100 for 1 reverse split effective November 18, 2004, as filed with the Secretary of State of the State of Nevada on November 8, 2004.

3	.10(8)	Certificate of Amendment to Articles of Incorporation of WARP Technology Holdings, Inc.

3	.11(9)	Certificate of Designations of Series C Stock of WARP Technology Holdings, Inc.

4	.09(10)	$1,000,000 Promissory Note, dated July 6, 2005, to Bristol Technology, Inc.

4	.1(1)	Specimen Certificate Representing shares of Common Stock, $.00001 par value per share, of WARP Technology Holdings, Inc.

5	.1(*)	Opinion of Hale Lane Peek Dennison and Howard, a Professional Corporation.

10	.16(2)	Series B-2 Preferred Stock Purchase Agreement entered into as of August 4, 2004 between and among the Company and the Persons listed on Schedule 1.01 thereto.

10	.17(2)	Stockholders Agreement, dated as of August 4, 2004, between and among Warp, the holders of the Series B-2 Preferred Stock and such other Stockholders as named therein.

10	.26(3)	Form of Consulting Agreement between WARP Technology Holdings, Inc. and ISIS Capital Management, LLC which was executed by the parties thereto on August 4, 2004.

10	.27(3)	Form of Stock Option Agreement between WARP Technology Holdings, Inc. and ISIS Capital Management, LLC which was executed by the parties thereto on August 4, 2004.

10	.31(5)	Purchase Agreement Assignment and Assumption (the “Assignment”), as of October 13, 2004, by and between ISIS Capital Management, LLC and WARP Technology Holdings, Inc.

10	.33(6)	Amendment No. 2 to Extension Agreement by and between the Company and Gupta Holdings, LLC.

10	.34(6)	Amendment No. 3 to Extension Agreement by and between the Company and Gupta Holdings, LLC

10	.35(3)	Amendment to Membership Interest Purchase Agreement made and entered into as of January 31, 2005, by and between the Company and Gupta Holdings, LLC

10	.36(6)	Form of Series C Subscription Agreement entered into January 31, 2005 by and between the Company and the Investors as identified therein.

10	.37(6)	Investors’ Agreement entered into the 31st day of January, 2005 by and among the Company, and the persons listed on Exhibit A thereto.

10	.38(6)	Senior Note and Warrant Purchase Agreement, as of January 31, 2005, by and among the Company and the Purchasers identified therein.

10	.39(6)	Subordinated Note and Warrant Purchase Agreement, as of January 31, 2005, by and among the Company and the Purchasers identified therein.

10	.40(6)	Senior Security Agreement, dated as of January 31, 2005, between the Company and Collateral Agent (as defined therein).

10	.41(6)	Senior Security Agreement, dated as of January 31, 2005, between Warp Solutions, Inc. and Collateral Agent (as defined therein).

10	.42(6)	Senior Security Agreement, dated as of January 31, 2005, between Gupta Technologies, LLC and Collateral Agent (as defined therein).

10	.43(6)	Senior Guaranty, dated as of January 31, 2005, between Warp Solutions, Inc. and Collateral Agent (as defined therein).

10	.44(6)	Senior Guaranty, dated as of January 31, 2005, between Gupta Technologies, LLC and Collateral Agent (as defined therein).

10	.45(6)	Subordinated Security Agreement, dated as of January 31, 2005, between the Company and Collateral Agent (as defined therein).

10	.46(6)	Subordinated Subsidiary Security Agreement, dated as of January 31, 2005, between Warp Solutions, Inc. and Collateral Agent (as defined therein).

10	.47(6)	Subordinated Subsidiary Security Agreement, dated as of January 31, 2005, between Gupta Technologies, LLC and Collateral Agent (as defined therein).

10	.48(6)	Subordinated Guaranty, dated as of January 31, 2005, between Warp Solutions, Inc. and Collateral Agent (as defined therein).

10	.49(6)	Subordinated Guaranty, dated as of January 31, 2005, between Gupta Technologies, LLC and Collateral Agent (as defined therein).

10	.50(6)	Intercreditor and Subordination Agreement dated as of January 31, 2005, by and among: the Subordinated Noteholders, the Senior Noteholders, the Company, Warp Solutions, Inc., Gupta Technologies, LLC, and the Collateral Agent (as such terms are defined therein).

10	.51(6)	Collateral Agency Agreement made as of January 31, 2005 by and among the Collateral Agent (as defined therein) and the Noteholders (as defined therein).

10	.52(6)	Post Closing Agreement, dated as of January 31, 2005, by and among the Credit Parties and the Collateral Agent (as such terms are defined therein).

10	.53(7)	Separation Agreement, dated as of March 3, 2005, by and between the Company and Gus Bottazzi.

10	.54(#)	Letter Agreement dated October 31, 2003 by and between Gupta Technologies, LLC and Jeffrey L. Bailey.

10	.55(#)	Letter Agreement dated August 4, 2004 by and between Gupta Technologies, LLC and Jeffrey Bailey, as amended January 1, 2005.

10	.56(#)	Premium International Distribution Agreement dated January 1, 2004 by and between ADN Distribution, GmbH and Gupta Technologies, LLC.

10	.57(#)	Premium International Distribution Agreement dated March 1, 2005 by and between Scientific Computers and Gupta Technologies, LLC.

10	.58(#)	Premium International Distribution Agreement dated January 1, 2004 by and between NOCOM AB and Gupta Technologies, LLC, as amended January 1, 2005.

10	.59(#)	Premium International Distribution Agreement dated October 1, 2003 by and between Sphinx CST and Gupta Technologies, LLC, as amended October 1, 2004.

10	.60(#)	Premium International Distribution Agreement dated March 24, 2004 by and between Xtura B.V. and Gupta Technologies, LLC.

10	.61(#)	OEM Software License Agreement dated September 29, 1994 by and between United Parcel Service General Services Co. and Gupta Technologies, LLC, as amended September 8, 1995, September 30, 1999, December 21, 1999, March 23, 2001, and December 31, 2004.

10	.62(#)	Service Agreement dated March 27, 2002 by and between Offshore Digital Services Inc., DBA Sonata and Gupta Technologies, LLC, as amended March 28, 2003, July 21, 2003, and March 28, 2004.

10	.63(#)	Services Agreement dated September 20, 2004 by and between CodeWeavers, Inc. and Gupta Technologies, LLC.

10	.64(#)	OEM Product Agreement dated September 20, 2004 by and between CodeWeavers, Inc. and Gupta Technologies, LLC.

10	.65(#)	Qt Commercial License Agreement for Enterprise Edition dated as of December 15, 2004 by and between Trolltech Inc. and Gupta Technologies, LLC.

10	.66(#)	OEM License Agreement dated January 1, 2004 by and between Graphics Server Technologies, L.P. and Gupta Technologies, LLC.

10	.67(#)	Shrinkwrap software license agreement with Data Techniques, Inc. for the ImageMan software product.

10	.68(#)	Shrinkwrap software license agreement with Rogue Wave Software Inc. for the Rogue Wave Stingray software product.

10	.69(#)	Lease Agreement dated July 19, 2001 by and between Westport Joint Venture and Gupta Technologies, LLC, together with amendments thereto.

10	.70(#)	Stock Purchase Agreement by and among WARP Technology Holdings, Inc., Bristol Technology, Inc. and Kenosia Corporation, dated June 10, 2005.

10	.71(10)	Pledge and Security Agreement by and among the Company, Kenosia Corporation, and Bristol Technology, Inc. dated July 6, 2005.

23	.1(*)	Consent of Hale Lane Peek Dennison and Howard, a Professional Corporation (contained in Exhibit 5.1).

23	.2(*)	Consent of Mahoney Cohen & Company, CPA, P.C.

23	.3(*)	Consent of Ernst & Young LLP.

24	.1(#)	Power of Attorney.

(1)	Incorporated herein by reference to the exhibits to WARP Technology Holdings, Inc.’s Registration Statement on Form SB-2 (File No. 333-46884).

(2)	Incorporated herein by reference to the exhibits to WARP Technology Holdings, Inc.’s Current Report on Form 8-K filed on August 20, 2004.

(3)	Incorporated herein by reference to the exhibits to WARP Technology Holdings, Inc.’s Annual Report on Form 10-KSB, filed on October 13, 2004.

(4)	Incorporated herein by reference to the exhibits to WARP Technology Holdings, Inc.’s Current Report on Form 8-K filed on November 12, 2004.

(5)	Incorporated herein by reference to the exhibits to WARP Technology Holdings, Inc.’s Quarterly Report on Form 10-QSB, filed on November 15, 2004.

(6)	Incorporated herein by reference to the exhibits to WARP Technology Holdings, Inc.’s Current Report on Form 8-K filed on February 4, 2005.

(7)	Incorporated herein by reference to the exhibits to WARP Technology Holdings, Inc.’s Current Report on Form 8-K filed on March 9, 2005.

(8)	Incorporated herein by reference to the exhibits to WARP Technology Holdings, Inc.’s Current Report on Form 8-K filed on April 1, 2005.

(9)	Incorporated herein by reference to the exhibits to WARP Technology Holdings, Inc.’s Current Report on Form 8-K filed on April 4, 2005.

(10)	Incorporated herein by reference to the exhibits to WARP Technology Holdings, Inc.’s Current Report on Form 8-K filed on July 11, 2005.

(*)	Filed herewith.

(#)	Previously filed.

Item 17. Undertakings.

     (a) The undersigned Registrant hereby undertakes:

     (1) to file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement:

     (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Act”);

     (ii) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

     (iii) to include any additional or changed material information on the plan of distribution;

     (2) for determining liability under the Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering; and

     (3) to file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized.

WARP TECHNOLOGY HOLDINGS, INC.

Date: July 18, 2005	By:	/s/ Rodney A. Bienvenu, Jr.

	Name:	Rodney A. Bienvenu, Jr.
	Title:	Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Rodney A. Bienvenu, Jr.	Chief Executive Officer and Director	July 18, 2005
(Principal Executive Officer)

/s/ *	Principal Financial Officer	July 18, 2005

/s/ *	Principal Accounting Officer	July 18, 2005

/s/ *	Director	July 18, 2005

/s/ *	Director	July 18, 2005

/s/ *	Director	July 18, 2005

* By /s/ Ernest C. Mysogland

Ernest C. Mysogland
attorney-in-fact

WARP Technology Holdings, Inc.

INDEX TO EXHIBITS

Exhibit No.		Description of Exhibit
3	.1(1)	Articles of Incorporation of WARP Technology Holdings, Inc.

3	.2(1)	Bylaws of WARP Technology Holdings, Inc.

3	.9(4)	Certificate of Change Pursuant to Nevada Revised Statutes Sec. 78.209, effecting 100 for 1 reverse split effective November 18, 2004, as filed with the Secretary of State of the State of Nevada on November 8, 2004.

3	.10(8)	Certificate of Amendment to Articles of Incorporation of WARP Technology Holdings, Inc.

3	.11(9)	Certificate of Designations of Series C Stock of WARP Technology Holdings, Inc.

4	.09(10)	$1,000,000 Promissory Note, dated July 6, 2005, to Bristol Technology, Inc.

4	.1(1)	Specimen Certificate Representing shares of Common Stock, $.00001 par value per share, of WARP Technology Holdings, Inc.

5	.1(*)	Opinion of Hale Lane Peek Dennison and Howard, a Professional Corporation.

10	.16(2)	Series B-2 Preferred Stock Purchase Agreement entered into as of August 4, 2004 between and among the Company and the Persons listed on Schedule 1.01 thereto.

10	.17(2)	Stockholders Agreement, dated as of August 4, 2004, between and among Warp, the holders of the Series B-2 Preferred Stock and such other Stockholders as named therein.

10	.26(3)	Form of Consulting Agreement between WARP Technology Holdings, Inc. and ISIS Capital Management, LLC which was executed by the parties thereto on August 4, 2004.

10	.27(3)	Form of Stock Option Agreement between WARP Technology Holdings, Inc. and ISIS Capital Management, LLC which was executed by the parties thereto on August 4, 2004.

10	.31(5)	Purchase Agreement Assignment and Assumption (the “Assignment”), as of October 13, 2004, by and between ISIS Capital Management, LLC and Warp Technology Holdings, Inc.

10	.33(6)	Amendment No. 2 to Extension Agreement by and between the Company and Gupta Holdings, LLC.

10	.34(6)	Amendment No. 3 to Extension Agreement by and between the Company and Gupta Holdings, LLC.

10	.35(6)	Amendment to Membership Interest Purchase Agreement made and entered into as of January 31, 2005, by and between the Company and Gupta Holdings, LLC.

10	.36(6)	Form of Series C Subscription Agreement entered into January 31, 2005 by and between the Company and the Investors as identified therein.

10	.37(6)	Investors’ Agreement entered into the 31st day of January, 2005 by and among the Company, and the persons listed on Exhibit A thereto.

10	.38(6)	Senior Note and Warrant Purchase Agreement, as of January 31, 2005, by and among the Company and the Purchasers identified therein.

10	.39(6)	Subordinated Note and Warrant Purchase Agreement, as of January 31, 2005, by and among the Company and the Purchasers identified therein.

10	.40(6)	Senior Security Agreement, dated as of January 31, 2005, between the Company and Collateral Agent (as defined therein).

10	.41(6)	Senior Security Agreement, dated as of January 31, 2005, between Warp Solutions, Inc. and Collateral Agent (as defined therein).

10	.42(6)	Senior Security Agreement, dated as of January 31, 2005, between Gupta Technologies, LLC and Collateral Agent (as defined therein).

10	.43(6)	Senior Guaranty, dated as of January 31, 2005, between Warp Solutions, Inc. and Collateral Agent (as defined therein).

10	.44(6)	Senior Guaranty, dated as of January 31, 2005, between Gupta Technologies, LLC and Collateral Agent (as defined therein).

10	.45(6)	Subordinated Security Agreement, dated as of January 31, 2005, between the Company and Collateral Agent (as defined therein).

10	.46(6)	Subordinated Subsidiary Security Agreement, dated as of January 31, 2005, between Warp Solutions, Inc. and Collateral Agent (as defined therein).

10	.47(6)	Subordinated Subsidiary Security Agreement, dated as of January 31, 2005, between Gupta Technologies, LLC and Collateral Agent (as defined therein).

10	.48(6)	Subordinated Guaranty, dated as of January 31, 2005, between Warp Solutions, Inc. and Collateral Agent (as defined therein).

10	.49(6)	Subordinated Guaranty, dated as of January 31, 2005, between Gupta Technologies, LLC and Collateral Agent (as defined therein).

10	.50(6)	Intercreditor and Subordination Agreement dates as of January 31, 2005, by and among: the Subordinated Noteholders, the Senior Noteholders, the Company, Warp Solutions, Inc., Gupta Technologies, LLC, and the Collateral Agent (as defined therein).

10	.51(6)	Collateral Agency Agreement made as of January 31, 2005 by and among the Collateral Agent (as defined therein) and the Noteholders (as defined therein).

10	.52(6)	Post Closing Agreement, dated as of January 31, 2005, by and among the Credit Parties and the Collateral Agent (as such terms are defined therein).

10	.53(7)	Separation Agreement, dates as of March 3, 2005, by and between the Company and Gus Bottazzi.

10	.54(#)	Letter Agreement dated October 31, 2003 by and between Gupta Technologies, LLC and Jeffrey L. Bailey.

10	.55(#)	Letter Agreement dated August 4, 2004 by and between Gupta Technologies, LLC and Jeffrey Bailey, as amended January 1, 2005.

10	.56(#)	Premium International Distribution Agreement dated January 1, 2004 by and between ADN Distribution, GmbH and Gupta Technologies, LLC.

10	.57(#)	Premium International Distribution Agreement dated March 1, 2005 by and between Scientific Computers and Gupta Technologies, LLC.

10	.58(#)	Premium International Distribution Agreement dated January 1, 2004 by and between NOCOM AB and Gupta Technologies, LLC, as amended January 1, 2005.

10	.59(#)	Premium International Distribution Agreement dated October 1, 2003 by and between Sphinx CST and Gupta Technologies, LLC, as amended October 1, 2004.

10	.60(#)	Premium International Distribution Agreement dated March 24, 2004 by and between Xtura B.V. and Gupta Technologies, LLC.

10	.61(#)	OEM Software License Agreement dated September 29, 1994 by and between United Parcel Service General Services Co. and Gupta Technologies, LLC, as amended September 8, 1995, September 30, 1999, December 21, 1999, March 23, 2001, and December 31, 2004.

10	.62(#)	Service Agreement dated March 27, 2002 by and between Offshore Digital Services Inc., DBA Sonata and Gupta Technologies, LLC, as amended March 28, 2003, July 21, 2003, and March 28, 2004.

10	.63(#)	Services Agreement dated September 20, 2004 by and between CodeWeavers, Inc. and Gupta Technologies, LLC.

10	.64(#)	OEM Product Agreement dated September 20, 2004 by and between CodeWeavers, Inc. and Gupta Technologies, LLC.

10	.65(#)	Qt Commercial License Agreement for Enterprise Edition dated as of December 15, 2004 by and between Trolltech Inc. and Gupta Technologies, LLC.

10	.66(#)	OEM License Agreement dated January 1, 2004 by and between Graphics Server Technologies, L.P. and Gupta Technologies, LLC.

10	.67(#)	Shrinkwrap software license agreement with Data Techniques, Inc. for the ImageMan software product.

10	.68(#)	Shrinkwrap software license agreement with Rogue Wave Software Inc. for the Rogue Wave Stingray software product.

10	.69(#)	Lease Agreement dated July 19, 2001 by and between Westport Joint Venture and Gupta Technologies, LLC, together with amendments thereto.

10	.70(#)	Stock Purchase Agreement By and Among WARP Technology Holdings, Inc., Bristol Technology, Inc. and Kenosia Corporation, dated June 10, 2005.

10	.71(10)	Pledge and Security Agreement by and among the Company, Kenosia Corporation, and Bristol Technology, Inc. dated July 6, 2005.

23	.1(*)	Consent of Hale Lane Peek Dennison and Howard, a Professional Corporation (contained in Exhibit 5.1).

23	.2(*)	Consent of Mahoney Cohen & Company, CPA, P.C.

23	.3(*)	Consent of Ernst & Young LLP.

24	.1(#)	Power of Attorney.

(1)	Incorporated herein by reference to the exhibits to WARP Technology Holdings, Inc.’s Registration Statement on Form SB-2 (File No. 333-46884).

(2)	Incorporated herein by reference to the exhibits to WARP Technology Holdings, Inc.’s Current Report on Form 8-K filed on August 20, 2004.

(3)	Incorporated herein by reference to the exhibits to WARP Technology Holdings, Inc.’s Annual Report on Form 10-KSB filed on October 13, 2004.

(4)	Incorporated herein by reference to the exhibits to WARP Technology Holdings, Inc.’s Current Report on Form 8-K filed on November 12, 2004.

(5)	Incorporated herein by reference to the exhibits to WARP Technology Holdings, Inc.’s Quarterly Report on Form 10-QSB, filed on November 15, 2004.

(6)	Incorporated herein by reference to the exhibits to WARP Technology Holdings, Inc.’s Current Report on Form 8-K filed on February 4, 2005.

(7)	Incorporated herein by reference to the exhibits to WARP Technology Holdings, Inc.’s Current Report on Form 8-K filed on March 9, 2005.

(8)	Incorporated herein by reference to the exhibits to WARP Technology Holdings, Inc.’s Current Report on Form 8-K filed on April 1, 2005.

(9)	Incorporated herein by reference to the exhibits to WARP Technology Holdings, Inc.’s Current Report on Form 8-K filed on April 4, 2005.

(10)	Incorporated herein by reference to the exhibits to WARP Technology Holdings, Inc.’s Current Report on Form 8-K filed on July 11, 2005.

(*)	Filed herewith.

(#)	Previously filed.